Exhibit 2.5

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

THERMON HOLDING CORP.,

THERMON MERGER CORP.,

THERMON INDUSTRIES, INC.,

RICHARD L. BURDICK,

MARK R. BURDICK,

BURDICK INTERESTS, LTD.,

GEORGE ALEXANDER,

RODNEY BINGHAM,

RICHARD HAGEMAN,

DAVID RALPH

AND

TII SHAREHOLDER REPRESENTATIVE, LLC

AS THE SHAREHOLDER REPRESENTATIVE

July 10, 2007

i

4.15	Labor and Employment Matters	20
4.16	Employee Benefits	21
4.17	Guaranties and Indebtedness	21
4.18	Environment, Health and Safety	21
4.19	Certain Business Relationships with Company	22
4.20	Stock Records	23
4.21	Labor Relations	23
4.22	Customers and Suppliers	23
4.23	No Acceleration of Rights or Benefits	23
4.24	Product Warranties; Liabilities	23
4.25	Ethical Practices	24
4.26	Capital Expenditures	24
4.27	Accounts Receivable	25
4.28	Inventory	25
4.29	Compliance with Customs & International Trade Laws	25
4.30	Closing Date	26

ARTICLE 5 PRE-CLOSING COVENANTS		26
5.1	General; Timing of Closing	26
5.2	Notices and Consents	26
5.3	Operation of Business	26
5.4	Preservation of Business	27
5.5	Full Access	28
5.6	Notice of Developments	28
5.7	Exclusivity	28
5.8	Disclosure Schedule Update	29
5.9	Shareholder Approval	29
5.10	Notice to Company Shareholders	29
5.11	Title Insurance and Surveys	30

ARTICLE 6 CLOSING		30
6.1	Deliveries by the Company	30
6.2	Deliveries by Parent and Merger Sub	31

ARTICLE 7 POST-CLOSING COVENANTS		31
7.1	General	31
7.2	Indemnification	32
7.3	Certain Tax Matters	32
7.4	Employee Benefits	34

ARTICLE 8 CONDITIONS TO OBLIGATION TO THE CLOSING		35
8.1	Conditions to Obligations of Parent and Merger Sub	35
8.2	Conditions to Obligation of the Company	37

ARTICLE 9 INDEMNIFICATION		38
9.1	Survival of Representations and Warranties	38
9.2	Indemnification Provisions for Benefit of Parent and the Surviving Corporation	38
9.3	Indemnification Provisions for Benefit of the Company Shareholders	40
9.4	Use of Materiality	40
9.5	Exclusive Remedy	40

ARTICLE 10 LIMITATIONS ON INDEMNIFICATION		41
10.1	Term	41
10.2	Indemnification Basket	41
10.3	Limited Recourse	42
10.4	Setoff	43
10.5	Manner of Payment	43
10.6	Effect of Investigation	43

ARTICLE 11 COOPERATION		43
11.1	Notice of Claims	43
11.2	Right to Defense	44
11.3	Calculation of Amounts; Other Limitations	44

ARTICLE 12 DISPUTE RESOLUTION		46
12.1	Exclusive Procedure for Dispute Resolution	46
12.2	Negotiation Between Executives	46
12.33	Arbitration	46
12.4	Provisional Remedies	47
12.5	Performance to Continue	47

ARTICLE 13 TERMINATION		47
13.1	Termination of Agreement	47
13.2	Effect of Termination	48

ARTICLE 14 SHAREHOLDER REPRESENTATIVE		48
14.1	Shareholder Representative	48

ARTICLE 15 DEFINITIONS		51

ARTICLE 16 MISCELLANEOUS		60
16.1	Press Releases and Public Announcements	60
16.2	No Third-Party Beneficiaries	61
16.3	Entire Agreement	61
16.4	Succession and Assignment	61
16.5	Counterparts; Facsimile Signatures	61
16.6	Headings	61
16.7	Notices	61
16.8	Governing Law, Consent to Jurisdiction	63
16.9	Amendments and Waivers	63
16.10	Severability	63
16.11	Expenses	63
16.12	Construction	63
16.13	Incorporation of Exhibits and Schedules	63
16.14	Interpretation	63
16.15	Specific Performance	64
16.16	Cash Management System	64

EXHIBITS

Exhibit A	Working Capital
Exhibit B	Non-Compete Shareholders
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Option Cancellation Agreement
Exhibit F	Form of Burdick Guaranty
Exhibit G	Illustration of Purchase Price

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 10, 2007, by and among Thermon Holding Corp., a Delaware corporation (“Parent”), Thermon Merger Corp., a Texas corporation and indirect wholly-owned subsidiary of Parent (“Merger Sub”), Thermon Industries, Inc., a Texas corporation (the “Company”), Richard L. Burdick, Mark R. Burdick, Burdick Interests, Ltd., a Texas limited partnership, each of George Alexander, Rodney Bingham, Richard Hageman and David Ralph (each, a “Company Shareholder” and, together with all other holders of the issued and outstanding Common Shares and Options at or prior to the Effective Time, the “Company Shareholders”), and TII Shareholder Representative, LLC, a Texas limited liability company, as the representative of the Company Shareholders for purposes of this Agreement (the “Shareholder Representative”). Parent, Merger Sub, the Company, Burdick Interests, Ltd., Richard L. Burdick, Mark R. Burdick, George Alexander, Rodney Bingham, Richard Hageman, David Ralph and the Shareholder Representative are sometimes referred to collectively herein as the “Parties.”

RECITALS

A. The Board of Directors (or similar governing body) of each of Parent, Merger Sub and the Company has approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”), pursuant to which the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent, upon the terms and subject to the conditions of this Agreement and in accordance with the Texas Business Corporation Act (the “TBCA”) and the Texas Business Organizations Code (the “TBOC”);

B. The Board of Directors (or similar governing body) of each of Parent and the Company has determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective shareholders, and Parent has approved this Agreement and the Merger as the sole shareholder of Merger Sub;

C. Pursuant to the Merger, among other things, all of the issued and outstanding shares of capital stock of the Company (assuming cancellation of all outstanding Options (as hereafter defined) to purchase Common Shares (as hereafter defined) in connection with the Merger) other than the Rollover Common Shares (as hereafter defined) shall be converted into the right to receive the Merger Consideration (as hereafter defined) as provided herein;

D. In connection with the Merger, the Management Shareholders (as hereafter defined) desire to contribute the Rollover Common Shares to Thermon Holdings, LLC, a Delaware limited liability company (“Thermon Holdings”), in exchange for Class A Units of Thermon Holdings;

E. Immediately following the execution of this Agreement, certain of the Company Shareholders will provide the Requisite Shareholder Approval (as hereafter defined);

F. In order to induce the Parent to enter into this Agreement, each of the Company Shareholders listed on Exhibit B has agreed to enter into a noncompete agreement with the Company which will be effective upon consummation of the Merger;

G. The parties to this Agreement desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. On and subject to the terms and conditions of this Agreement, and in accordance with the TBCA and the TBOC, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and wholly-owned subsidiary of Parent (the “Surviving Corporation”).

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Article 13, the closing of the Merger and the contribution and exchange of the Rollover Common Shares (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP or such other mutually acceptable location, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Parent and the Company may mutually determine (the “Closing Date”). On the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate and/or articles of merger (the “Certificate of Merger”) with the Secretary of State of the State of Texas, in such form as required by, and executed in accordance with, the relevant provisions of the TBCA and the TBOC (the date and time of acceptance by the Secretary of State of the State of Texas of such filing, or, if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the TBCA and the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, assets, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

1.4 Certificate of Incorporation; By-laws. At the Effective Time, the Governing Documents of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Governing Documents of Merger Sub, as in effect immediately prior to the Effective Time.

1.5 Directors; Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to serve in accordance with the Governing Documents of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

ARTICLE 2

MERGER CONSIDERATION; CONVERSION OF SHARES;

CONTRIBUTION OF ROLLOVER COMMON SHARES

2.1	Calculation and Payment of Merger Consideration.

(a) Calculation of Merger Consideration. The aggregate amount to be paid by Parent with respect to the Common Shares and Options shall equal the sum of the following: (i) $151,000,000, plus the amount of Estimated Cash on Hand (which may be a negative number), minus (ii) the amount of Estimated Indebtedness (assuming repayment of all Indebtedness in full after giving effect to any fees, premiums, penalties and other amounts to be incurred as a result of such payment), minus (iii) the amount of Seller Expenses, minus (iv) the Rollover Common Share Value. The net amount of items (i) through (iv) immediately above is referred to herein as the “Merger Consideration.” After the Effective Time, the Merger Consideration shall be subject to adjustment pursuant to Section 2.4.

(b) Payment and Allocation of Merger Consideration. At and upon the Effective Time, the Company shall remit the Merger Consideration by wire transfer of immediately available funds as follows:

(i) a portion of the Merger Consideration equal to the Working Capital Escrow Amount (allocated among the Company Shareholders on an Adjusted Pro Rata Basis) shall be deposited by the Company with the escrow agent (the “Escrow Agent”) designated in the escrow agreement (the “Escrow Agreement”), substantially in the form set forth in Exhibit C hereto, to be entered into at the Closing by Parent, the Shareholder Representative and the Escrow Agent. The Working Capital Escrow Fund shall be held, invested, and distributed or released, subject to the terms and conditions of this Agreement and the Escrow Agreement;

(ii) a portion of the Merger Consideration equal to the Indemnity Escrow Amount (allocated among the Company Shareholders on an Adjusted Pro Rata Basis) shall be deposited by the Company with the Escrow Agent designated in the Escrow Agreement. The Indemnity Escrow Fund shall be held, invested, and distributed or released, subject to the terms and conditions of this Agreement and the Escrow Agreement, from the Closing until the General Expiration Date, subject to the terms of the Escrow Agreement;

(iii) a portion of the Merger Consideration equal to the CBT Escrow Amount (allocated among the Company Shareholders on an Adjusted Pro Rata Basis) shall be deposited by the Company with the Escrow Agent designated in the Escrow Agreement. The CBT Escrow Fund shall be held, invested, and distributed or released, subject to the terms and conditions of this Agreement and the Escrow Agreement, from the Closing until the final resolution of the matters contemplated by Section 9.2(e);

(iv) a portion of the Merger Consideration equal to the Cash Short-Fall Amount, if any, shall be deposited by Parent with the Company or obtained by the Company through additional borrowings to be held and distributed to the holders of letters of credit and, if applicable, surety bonds or bank guarantees or released to the Company Shareholders (allocated among the Company Shareholders on an Adjusted Pro Rata Basis), in each case, in accordance with Section 2.10; and

(v) the remaining amount of the Merger Consideration, after subtraction of the amounts remitted in accordance with Sections 2.1(b)(i), (ii), (iii) and (iv) above and subtraction of the portion thereof otherwise allocable to Dissenting Shares and to be withheld in accordance with Section 2.7, shall, subject to Section 2.3, be remitted to the Shareholder Representative (on behalf of the Company Shareholders); provided, that $1,000,000 of the Merger Consideration will be reserved as advance funding of the Shareholder Rep Holdback Amount, such funds to be deposited into a money market account in the name of the Shareholder Representative in accordance with this Agreement and the Escrow Agreement.

The aggregate of the payments set forth in this Section 2.1(b), together with any subsequent remittances to the Shareholder Representative (on behalf of the Company Shareholders) or its designee as a consequence of the post-Closing adjustments to the Merger Consideration described in Section 2.4, is referred to herein as the “Payment Fund.” Upon and after the Closing, the Shareholder Representative, having been duly empowered to act on behalf of the Company Shareholders pursuant to the terms of this Agreement, shall allocate (including by causing the Company to make payments with respect to Options in accordance with Section 2.3) the Payment Fund among the Common Shares and the Options in accordance with Section 2.2 and Section 2.3 of this Agreement. Attached hereto as Exhibit G is an illustrative example of the manner in which the Merger Consideration will be determined and paid at and upon the Effective Time.

(c) Payment of Indebtedness. At and upon the Effective Time, the Company shall pay the Estimated Indebtedness by wire transfer of immediately available funds to the Persons or bank accounts specified in the payoff letters delivered pursuant to Section 8.1(j).

(d) Payment of Seller Expenses. At and upon the Effective Time, the Company shall pay, or cause to be paid, on behalf of the Company and the Company Shareholders, the Seller Expenses by wire transfer of immediately available funds to the Persons or bank accounts and in the amounts specified in the payoff letters delivered pursuant to Section 8.1(j).

2.2 Effect of Merger on the Capital Stock of the Company.

(a) Conversion of Common Shares. At the Effective Time, (i) each Common Share (other than the Rollover Common Shares) shall, except as provided in Section 2.9, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Shareholders, be cancelled and extinguished, and each such Common Share (other than the Rollover Common Shares) shall be converted into the right to receive the Common Per Share Merger Consideration (subject to adjustment pursuant to Section 2.4) in cash, payable in accordance with and subject to the conditions provided in this Article 2, other than with respect to Dissenting Shares and without duplication with respect to Options cancelled pursuant to Section 2.3, and (ii) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time and each Rollover Common Share shall each be converted into and become one share of the common stock of the Surviving Corporation, and shall, as of immediately following the Effective Time, constitute the only outstanding shares of capital stock of the Surviving Corporation. Notwithstanding any contrary provision set forth in this Agreement, the Shareholder Representative shall not pay to any Company Shareholder holding Common Shares that portion of the Merger Consideration represented by such Company Shareholder’s share of the Escrow Funds (allocated on an Adjusted Pro Rata Basis) until such time as such amount, if any, is distributable pursuant to the terms and conditions of the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Requisite Shareholder Approval shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including, without limitation, the placement of the Escrow Funds in escrow. In addition, the Shareholder Representative shall be entitled to holdback any amounts otherwise payable to the Company Shareholders pursuant hereto in connection with securing any post-Closing adjustments pursuant to Section 2.4 below or in connection with any expenses of the Shareholder Representative in connection with the carrying out of its duties pursuant to this Agreement (any such amounts which are held back by the Shareholder Representative, hereinafter referred to as the “Shareholder Rep Holdback Amount”).

(b) Treasury Stock. Each Common Share held in the treasury of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

(c) Surrender of Certificates. As soon as practicable, but in no event later than five (5) business days, following the date hereof, the Shareholder Representative or its designee (e.g., any exchange agent engaged by the Shareholder Representative for purposes of satisfying its obligations pursuant to this Section 2.2(c) shall mail to each holder of record of a certificate representing outstanding Common Shares (other than a certificate (or portion thereof) representing Rollover Common Shares, the treatment of which is addressed in Section 2.9) (the “Certificates”) (i) the Letter of Transmittal (as defined below) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration contemplated to be paid to the Company Shareholders pursuant to this Section 2.2. As a condition to the receipt of a portion of the Merger Consideration, each holder of a Certificate shall (A) surrender a Certificate to the Shareholder Representative or its designee for cancellation and (B) deliver an executed letter of transmittal and any exhibits thereto. Upon receipt by the Shareholder Representative of the items set forth in the immediately preceding sentence, (but in no event earlier than the Effective Time) the holder of such Certificate shall be entitled to receive in exchange therefor the Common Per Share Merger Consideration (subject to adjustment pursuant to Section 2.4) represented by such Certificate as set forth above, which Merger Consideration shall be payable by the Shareholder Representative or its designee upon such proper surrender by delivery of a check or by wire transfer, and the Certificate so surrendered shall forthwith be cancelled upon delivery thereof to the Shareholder Representative or its designee. No interest will be paid or accrued on any portion of the Merger Consideration payable to holders of Certificates. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, payment may be made to a transferee if the Certificate representing such Common Shares is presented to Parent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Notwithstanding any contrary provision set forth in this Agreement, the Shareholder Representative shall not pay to any holder of a Certificate that portion of the Merger Consideration represented by such Company Shareholder’s pro rata share of the Escrow Funds until such time as such amount, if any, is distributable pursuant to the terms and conditions of the Escrow Agreement. The Shareholder Representative or its designee shall, as soon as reasonably practicable, deliver to the Company all Certificates it has received pursuant to this Section 2.2(c).

(d) Cancellation of Common Shares. From and after the Effective Time, all Common Shares (other than Rollover Common Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such Common Shares (other than Dissenting Shares and Rollover Common Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration represented by such Certificate.

2.3 Options. In connection with the Merger, effective at the Effective Time, all outstanding stock options, stock appreciation rights (to the extent not paid prior to the Closing) or similar rights to purchase Common Shares, whether vested or not (collectively, the “Options” and each, an “Option”), without any payment therefor except as otherwise provided in this Section 2.3, shall be automatically cancelled. Each Option, to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall entitle (subject to compliance with the immediately following sentence) each holder thereof (each, an “Option Holder”), in cancellation and settlement therefor, to a payment in cash equal to the product of (a) the excess, if any, of (i) the Common Per Share Merger Consideration (subject to adjustment pursuant to Section 2.4) over (ii) the exercise price per Common Share subject to such Option, multiplied by (b) the total number of Common Shares subject to such Option immediately prior to its cancellation (such payment to be net of withholdings, if any, and without interest), at the same time, in the same manner and subject to the same conditions under which other Company Shareholders receive Common Per Share Merger Consideration (all such amounts payable under this Section 2.3 being referred to collectively as the “Option Payments”). As a condition to each Option Holder’s receipt of the Option Payment, each Option Holder shall deliver to the Shareholder Representative an executed Option Cancellation Agreement. As soon as practicable, but in no event later than five (5) business days after the date hereof, the Shareholder Representative or its designee shall mail to each Option Holder (A) the Option Cancellation Agreement and (B) instructions for use in effecting the cancellation and termination of the Option in exchange for the Option Payments contemplated to be paid to the Option Holders pursuant to this Section 2.3. Upon receipt of a duly completed Option Cancellation Agreement at the Closing, the Shareholder Representative, or at the Shareholder Representative’s request, the Company on behalf of the Shareholder Representative, shall pay to such Option Holder, subject to any applicable withholdings, the Option Payments due under this Section 2.3 with respect to such Option. Notwithstanding any contrary provision set forth in this Agreement, the Shareholder Representative shall not pay to any Option Holder that portion of the Option Payment represented by such Company Shareholder’s pro rata share of the Escrow Funds until such time as such amount, if any, is distributable pursuant to the terms and conditions of the Escrow Agreement.

2.4 Post-Closing Adjustment.

(a) Within 90 days after the Closing Date, Parent shall prepare and deliver to the Shareholder Representative an unaudited balance sheet of the Company (the “Draft Balance Sheet”) as of 11:59 p.m. Austin, Texas time on the business day preceding the Closing Date, and prepared in accordance with GAAP, consistently applied, and this Agreement, and a schedule computing Closing Working Capital, based on the Draft Balance Sheet and calculated in accordance with Exhibit A attached hereto, Cash on Hand and Indebtedness (assuming repayment of all Indebtedness in full after giving effect to any fees, premiums, penalties and other amounts to be incurred as a result of such payment). The Shareholder Representative shall have the right to review the Draft Balance Sheet, the determination of Closing Working Capital, Cash on Hand and Indebtedness, and all material back up or supporting data used in the preparation of the Draft Balance Sheet and determination of Closing Working Capital, Cash on Hand and Indebtedness. The Shareholder Representative will, within 30 days of receipt of the Draft Balance Sheet and such back up or supporting data, notify Parent of the Company Shareholders’ acceptance of the Draft Balance Sheet or non-acceptance of the Draft Balance Sheet. If the Shareholder Representative does not give notice of any disagreement with the Draft Balance Sheet within such 30 day period, then the Company Shareholders shall be deemed to have accepted the Draft Balance Sheet. If the Shareholder Representative gives notice to Parent that the Company Shareholders do not agree with or accept the Draft Balance Sheet, the Shareholder Representative shall describe in such notice in reasonable detail the basis for such disagreement. Parent and the Shareholder Representative will endeavor to resolve any disagreement within 30 days of the receipt by Parent of such notice. If the parties are unable to resolve such disagreement within the 30 day period, they shall refer any unresolved issues to the Austin office of PricewaterhouseCoopers International Limited, or such other accounting firm which is mutually agreed to by Parent and the Shareholder Representative (the “Independent Accountants”), which shall be instructed to resolve such issues within 30 days of the referral, acting as an expert and not as an arbitrator. The Independent Accountants shall address only those issues in dispute, and may not assign a value to any item that is (i) greater than the greatest value for such item claimed by either the Shareholder Representative or Parent or (ii) lower than the lowest value claimed by the Shareholder Representative or Parent. The Independent Accountants’ determination shall be based only upon written submissions by the Shareholder Representative and Parent, and not upon an independent review by the Independent Accountants. Neither the Shareholder Representative nor Parent will have any ex parte conversations or meetings with the Independent Accountants without the prior written consent of the other.

(b) The determination of the Independent Accountants retained pursuant to this Section 2.4 will be conclusive and binding upon Parent, the Shareholder Representative and the Company Shareholders and shall be reflected in a final balance sheet with respect to the Company as of 11:59 p.m. Austin, Texas time on the business day preceding the Closing Date approved or prepared by such Independent Accountants in accordance with the principles and assumptions (with respect to Indebtedness) set forth in this Section 2.4. The balance sheet setting forth the final determination of Closing Working Capital, Cash on Hand and Indebtedness pursuant to this Section 2.4, whether the Draft Balance Sheet (if the Shareholder Representative and Parent reach agreement), any other such balance sheet mutually agreed to by the parties, or the balance sheet approved or prepared by the Independent Accountants, as the case may be, shall be referred to herein as the “Closing Balance Sheet.”

(c) The fees and expenses of the Independent Accountants (i) shall be borne by the Shareholder Representative, on behalf of the Company Shareholders (on an Adjusted Pro Rata Basis), in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are unsuccessfully disputed by the Shareholder Representative (as finally determined by the Independent Accountants) bears to the aggregate dollar amount of such submitted disputed items and (ii) shall be borne by the Company in the proportion that the aggregate dollar amount of disputed items submitted thereto for resolution that are successfully disputed by the Shareholder Representative (as finally determined by the Independent Accountants) bears to the aggregate dollar amount of such submitted disputed items.

(d) Within 7 days after the final determination of the Closing Balance Sheet:

(i) If the Adjusted Merger Consideration is greater than the Merger Consideration, (A) the Company shall pay to the Shareholder Representative (for the benefit of the Company Shareholders (and allocated among the Company Shareholders on an Adjusted Pro Rata Basis) and by wire transfer of immediately available funds to such bank account as designated by the Shareholder Representative) cash in an amount equal to such excess, and (B) the Escrow Agent shall pay to the Shareholder Representative (for the benefit of the Company Shareholders (allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) the Working Capital Escrow Amount, together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement.

(ii) If the Adjusted Merger Consideration is equal to the Merger Consideration, the Escrow Agent shall pay to the Shareholder Representative (for the benefit of the Company Shareholders (and allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) the Working Capital Escrow Amount, together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement.

(iii) If the Adjusted Merger Consideration is less than the Merger Consideration by an amount which is less than the Working Capital Escrow Amount, then (A) the Escrow Agent shall pay to Parent a portion of the Working Capital Escrow Amount equal to such shortfall (the “Shortfall Amount”), together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement and (B) immediately thereafter the Escrow Agent shall pay to the Shareholder Representative (for the benefit of the Company Shareholders (and allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) the remaining portion of the Working Capital Escrow Amount, together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement.

(iv) If the Shortfall Amount is greater than the Working Capital Escrow Amount, (A) the Escrow Agent shall pay Parent the Working Capital Escrow Amount, together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms of the Escrow Agreement, (B) if the Working Capital Escrow Amount is insufficient to satisfy such Shortfall Amount, the Shareholder Representative (on behalf of the Company Shareholders (allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) shall pay Parent all or a portion of the Shareholder Rep Holdback Amount equal to the amount by which the Shortfall Amount is greater than the Working Capital Escrow Amount, together with any interest thereon from the Closing Date to the date of such payment in accordance with the terms hereof, and (C) if the Shareholder Rep Holdback Amount is insufficient to satisfy such remaining Shortfall Amount, the Shareholder Representative (on behalf of the Company Shareholders (allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) shall cause to be paid to Parent cash in an amount equal to the amount by which the Shortfall Amount is greater than the Working Capital Escrow Amount and the Shareholder Rep Holdback Amount by

distributing such amount to Parent out of the Indemnity Escrow Funds, together with interest thereon from the Closing Date to the date of such payment, pursuant to the terms and conditions of this Agreement and the Escrow Agreement.

2.5 Lost, Stolen and Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in a form reasonably satisfactory to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

2.6 Effect of Merger on Capital Stock of Merger Sub. At the Effective Time, each share of Merger Sub’s common stock, par value $0.01 per share, that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Company Shareholders, be converted automatically into and exchanged for one share of common stock of the Surviving Corporation.

2.7 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Common Shares (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and are held by Company Shareholders who have not voted in favor of the Merger, consented thereto in writing or otherwise contractually waived their rights to appraisal and who have complied with all of the relevant provisions of the TBCA (or the TBOC, if applicable) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such shareholders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the TBCA. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Common Shares, attempted withdrawals of such demands and any other instruments served pursuant to the TBCA and received by the Company relating to shareholders’ rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the TBCA. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, then (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration (subject to adjustment pursuant to Section 2.4) in accordance with Section 2.1 and Section 2.2, and (ii) promptly following the occurrence of such event, the Company shall remit to the Shareholder Representative the portion of the Merger Consideration (subject to adjustment pursuant to Section 2.4) to which such holder is entitled.

2.8 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent and the Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Parent or the Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

2.9 Rollover Common Share Contribution. At the Effective Time, each Rollover Common Share outstanding as of immediately prior to the Effective Time shall remain outstanding and represent one share of common stock of the Surviving Corporation. Immediately following the Effective Time, the Management Shareholders shall contribute to Thermon Holdings the Rollover Common Shares in exchange for Class A Units of Thermon Holdings pursuant to the Rollover Documents.

2.10 Letters of Credit and Bank Guarantees. On the Closing Date, the Company shall deliver to Parent and Merger Sub a schedule (the “Letters of Credit and Bank Guarantees Schedule”), in form and substance reasonably acceptable to Parent and Merger Sub, setting forth the Holdback Amount and a true, complete and correct list of each letter of credit and bank guarantee of the Company and its Subsidiaries that is outstanding as of the Closing Date. The Company shall use commercially reasonable efforts to use the Holdback Amount to collateralize such letters of credit and bank guarantees, in each case, as necessary. On the first anniversary of the Closing Date (and on each subsequent anniversary of the Closing Date thereafter until an aggregate amount of cash equal to (i) the Holdback Amount, minus (ii) the aggregate amount of obligations which are drawn under any such letters of credit and/or bank guarantees set forth on the Letters of Credit and Bank Guarantees Schedule shall have been remitted to the Shareholder Representative), the Company shall remit to the Shareholder Representative (on behalf of the Company Shareholders (and allocated among the Company Shareholders on an Adjusted Pro Rata Basis)) a portion of the Holdback Amount equal to (A) the aggregate value of all letters of credit and/or bank guarantees set forth on the Letters of Credit and Bank Guarantees Schedule which have expired since the Closing Date (or the most recent anniversary of the Closing Date, as applicable), minus (B) the aggregate amount of obligations which are drawn under any such letters of credit and/or bank guarantees set forth on the Letters of Credit and Bank Guarantees Schedule.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

3.1 Organization. Each of Parent and Merger Sub is a corporation or limited liability company, as applicable, duly incorporated or formed, as applicable, validly existing and in good standing under the laws of the State of Delaware or Texas, as applicable, and is duly qualified to do business in each jurisdiction in which it owns or leases any property, maintains an office or has employees residing.

3.2 Ownership of Merger Sub; No Prior Activities. Merger Sub is an indirect, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.3 Authorization. Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority to execute and deliver this Agreement, and the other agreements and certificates contemplated herein, and to perform its obligations hereunder and thereunder. This Agreement, and the other agreements and certificates contemplated herein, have been duly authorized by all requisite corporate or limited liability company action of Parent and Merger Sub and constitutes, and upon execution of the other agreements contemplated herein will constitute, the valid and legally binding obligations of Parent and Merger Sub, enforceable in accordance with their terms and conditions, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally.

3.4 Noncontravention. Neither the execution and delivery of this Agreement, and the other agreements and certificates contemplated hereby, nor the consummation of the transactions contemplated hereby and thereby, will (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which either

Parent or Merger Sub is subject or any provision of its Governing Documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license or instrument to which either Parent or Merger Sub is a party or by which it is bound or to which any of its assets is subject. Except for the filings required by the HSR Act and Foreign Monopoly Laws, neither Parent nor Merger Sub is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

3.5 Brokers’ Fees. Neither Parent nor Merger Sub has any Liability or obligation to pay any finder’s fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which any Company Shareholder could become liable or obligated.

3.6 Investment Representations.

(a) Parent and Merger Sub acknowledge that the Common Shares have not been registered for offer or sale under the Securities Act or any state securities laws, are not listed for trading on any stock exchange, stock quotation service or other stock market and are not part of a class of securities registered under the Exchange Act. Parent and Merger Sub understand that the Common Shares (A) are “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act; and (B) may not be sold, transferred or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from registration is available.

(b) Parent and Merger Sub have such knowledge and experience in financial and business matters in general and with respect to businesses of a nature similar to the business of the Company and its Subsidiaries so as to be capable of evaluating the merits and risks of, and making an informed business decision with regard to, the acquisition of the Shares. Merger Sub is an “accredited investor” as such term is defined in Rule 501(a) of the Securities Act.

(c) To the extent it believes appropriate prior to the signing of this Agreement, each of Parent and Merger Sub, to the best of each of their knowledge (A) has received all the information it has deemed necessary to make an informed investment decision with respect to the execution of this Agreement and the transactions contemplated hereby; (B) has had the opportunity to conduct adequate due diligence and review the information provided or made available to it by the Company; (C) has had the unrestricted opportunity to make such investigation as it has desired pertaining to the Company and its Subsidiaries and to verify the information that is, and has been made, available to it; and (D) has had the opportunity to ask questions of the the Company and its Subsidiaries regarding the Company’s and its Subsidiaries’ business operations and financial condition.

3.7 Financing. Subject to the receipt of financing on terms and conditions satisfactory to Parent and Merger Sub, Merger Sub will have sufficient funds available to fund the Merger Consideration pursuant to this Agreement without violating any solvency requirements currently applicable to Merger Sub. Parent agrees to provide updates regarding the proposed financing to the Company and the Shareholder Representative from time to time or as may otherwise be reasonably requested by the Company or the Shareholder Representative.

3.8 Absence of Litigation. Neither Parent nor Merger Sub is a party to any, and there are no pending or, to the knowledge of Parent or Merger Sub, threatened proceedings, against Parent or Merger Sub challenging the validity of the transactions contemplated by this Agreement which, if determined adversely, would prevent the consummation of the transactions contemplated by this Agreement.

3.9 No Other Representations. Each of Parent and Merger Sub acknowledges and agree that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, each of Parent and Merger Sub, absent fraud, has relied solely upon its investigation and analysis and the representations and warranties of the Company set forth in this Agreement, and each of Parent and Merger Sub acknowledges that, other than as set forth in this Agreement or the Disclosure Schedule but subject to and without in any way waiving or limiting the Parent’s or Merger Sub’s or Surviving Corporation’s rights in the event of fraud or fraudulent conduct, neither the Company nor any of its Subsidiaries, or any of their respective directors, officers, employees, Affiliates, partners (whether general or limited), shareholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the Company, any of its Subsidiaries, their assets and properties, the results of their operations, their liabilities, the conduct of their respective businesses, the accuracy or completeness of any of the information (including, without limitation, projections, forecasts, budgets and estimates) provided or made available to either Parent or Merger Sub, and their officers, directors, employees, partners (whether general or limited), agents, representatives, Affiliates and financing sources prior to the execution of this Agreement.

3.10 Closing Date. All of the representations and warranties of Parent and Merger Sub contained in this Article 3 and elsewhere in this Agreement and all information delivered by Parent and Merger Sub in any schedule, attachment or Exhibit hereto are true and correct on the date of this Agreement and shall be true and correct on the Closing Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, except as set forth in the applicable section of the Disclosure Schedule (the “Disclosure Schedule”) delivered on the date hereof, a copy of which is attached hereto and acknowledged by the Parties, and subject to the limitations set forth in Article 10, as follows:

4.1 Organization, Qualification, and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas. The Company is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the Company owns or leases real property, maintains an office or has employees residing, except when the failure to be so qualified would not have a Material Adverse Effect. The Company has the requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use its properties as they are now owned and used. Section 4.1 of the Disclosure Schedule lists the directors and officers of the Company. The Company has previously made available to Parent true and complete copies of the Governing Documents of the Company and each Subsidiary, in each case, as currently in effect.

4.2 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of 15,000,000 shares, consisting entirely of (i) 10,000,000 shares of Common Stock, par value $1.00 per share, of which 39,766 shares of Common Stock are issued and outstanding and (ii) 5,000,000 shares of Preferred Stock, par value $10.00 per share, of which no shares of Preferred Stock are issued and outstanding. All Common Shares are duly authorized, validly issued, fully paid and non-assessable, and are held of record and owned beneficially by the Company Shareholders free and clear of all liens, claims, options, charges, Security Interests or other encumbrances of whatsoever nature, as set forth in Section 4.2(a) of the Disclosure Schedule, and are not subject to any restrictions on transfer, except those imposed by federal and state securities laws. Except for Options to purchase 167 shares of Common Stock issued pursuant to the Company’s stock option plans as set forth in Section 4.2(a) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. Except for the rights granted to Tanmay Sengupta pursuant to that certain letter dated March 26, 2004, there are no outstanding stock appreciation, phantom stock or similar rights with respect to the Company. Except for the option agreements pursuant to which the Company Options are outstanding, or as otherwise set forth in Section 4.2(a) of the Disclosure Schedule, the Company has no obligation of any kind to issue any additional Shares to any Person.

(b) Section 4.2(b) of the Disclosure Schedule lists (i) each corporation, partnership, joint venture or other entity or enterprise of which the Company owns directly or indirectly any outstanding securities (collectively, the “Subsidiaries”) and (ii) the number of such securities held by the Company and the ownership percentage that they represent. Except for the Subsidiaries, the Company does not hold any direct or indirect beneficial interest in any other corporation, partnership, joint venture or other entity or enterprise. Each of the Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Subsidiaries are each duly authorized to conduct business and are in good standing under the laws of each jurisdiction in which such Subsidiary owns or leases real property, maintains an office or has employees residing, except where the failure to be so qualified would not have a Material Adverse Effect. Each Subsidiary has the requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use its properties as they are now owned and used. Except as set forth in Section 4.2(b) of the Disclosure Schedule, all of the outstanding shares of capital stock of the Company’s Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all liens, claims, options, charges, Security Interests or other encumbrances of whatsoever nature. All issued and outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and non-assessable and are not subject to, and were not issued in violation of preemptive rights.

4.3 Noncontravention. Except as set forth in Section 4.3 of the Disclosure Schedule, neither the execution and delivery of this Agreement and the other agreements and certificates contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) violate any material statute, material regulation, material rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which the Company or any of its Subsidiaries is subject or any provision of the Governing Documents of the Company or of any of its Subsidiaries, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material agreement, contract, lease, license or instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound or to which any of their assets is subject (or result in the imposition of any Security Interest upon any of their material assets). Except for filings required by the HSR Act or Foreign Monopoly Laws, the Company is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

4.4 Brokers’ Fees. Except for the fees payable to J.P. Morgan Securities, Inc., which the Company will pay on or before the Closing Date, the Company has no, and shall have no, Liability or obligation to pay any finder’s fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.5 Financial Statements; Liabilities.

(a) Attached hereto as Section 4.5(a) of the Disclosure Schedule are the following consolidated financial statements of the Company and the Subsidiaries (collectively, the “Financial

Statements”): (i) audited balance sheets and statements of income, shareholders’ equity and cash flows as of and for the fiscal years ended March 31, 2007, 2006 and 2005, and (ii) unaudited balance sheet and related statement of income (the “Most Recent Financial Statements”) as of and for the two months ended May 31, 2007 (the “Most Recent Fiscal Period End”). The Financial Statements (other than the Most Recent Financial Statements), including the notes thereto, have been prepared based upon the Company’s and the Subsidiaries’ books and records and are in accordance with GAAP, and fairly present the consolidated financial condition of the Company and the Subsidiaries in all material respects as of the dates stated and the consolidated results of operations of the Company and the Subsidiaries for such periods. The Most Recent Financial Statements have been prepared based upon the Company’s and the Subsidiaries’ books and records in accordance with the Company’s accounting policies and procedures consistently applied, which, except as set forth in Section 4.5(a) of the Disclosure Schedule, are in accordance with GAAP, and fairly present the consolidated financial condition of the Company and the Subsidiaries in all material respects as of March 31, 2007 and the results of operations of the Company and the Subsidiaries for such period, except that the Most Recent Financial Statements contain estimates of certain accruals, lack footnotes, and are subject to normal year-end adjustments (in each case, none of which would, alone or in the aggregate, be material). Section 4.5(a) of the Disclosure Schedule lists, and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated by the Securities and Exchange Commission) effected by the Company since April 1, 2006.

(b) Except as set forth on Section 4.5(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liability or obligation of any nature except:

(i) those set forth or reflected in the Most Recent Financial Statements that have not been paid or discharged since the date thereof;

(ii) those arising under agreements or other commitments which are expressly described or identified on the Disclosure Schedule;

(iii) those incurred since the dates of the Most Recent Financial Statements in the Ordinary Course of Business; and

(iv) those not required to be reflected on the financial statements of the Company under GAAP.

4.6 Events Subsequent to Most Recent Fiscal Period End. Since September 30, 2006, except as set forth in Section 4.6 of the Disclosure Schedule, as permitted or contemplated by this Agreement, or as consented to by Parent in writing, there has not been:

(a) any transaction entered into or carried out by the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(b) any Indebtedness incurred or any borrowing or agreement to borrow funds by the Company or any of its Subsidiaries, other than in the Ordinary Course of Business; any incurring by the Company or any of its Subsidiaries of any other material obligation or liability (contingent or otherwise), except obligations and liabilities incurred in the Ordinary Course of Business; or any endorsement, assumption or guarantee of payment or performance of any loan or obligation of any other Person by the Company or any of its Subsidiaries;

(c) any material change in the Company’s or any of its Subsidiaries’ method of doing business or any change in its accounting principles or practices or its method of application of such principles or practices;

(d) any mortgage, pledge, lien, Security Interest, hypothecation, charge or other encumbrance imposed or agreed to be imposed on or with respect to the properties or assets of the Company or any of its Subsidiaries;

(e) any lien, mortgage, Security Interest, pledge, hypothecation, charge or other encumbrance of the Company or any of its Subsidiaries discharged or satisfied, or any obligation or liability (absolute or contingent) paid, other than in the Ordinary Course of Business;

(f) any sale, license, lease or other disposition of, or any agreement to sell, lease or otherwise dispose of, any of the material properties or assets of the Company, other than sales of inventory or equipment (whether obsolete or otherwise) in the Ordinary Course of Business;

(g) any issuance or sale of any equity securities of the Company, or any alteration of any terms of any outstanding equity securities of the Company;

(h) any damage, destruction or loss (whether or not covered by insurance) to any material property or assets of the Company or its Subsidiaries;

(i) any entry into any contract to which any Company or any Subsidiary is a party, other than in the Ordinary Course of Business;

(j) to the Knowledge of the Company, any disclosure of any proprietary confidential information to any Person that is not subject to any confidentiality agreement;

(k) any (i) bonus or increase in the compensation or benefits of any employee or officer of the Company or any Subsidiary (other than in the Ordinary Course of Business) or (ii) amendment, modification or termination of any Employee Benefit Plan;

(l) any hiring or firing of members of Company’s or any Subsidiary’s senior management (it being acknowledged and agreed that the senior management of any of the Company’s foreign Subsidiaries shall consist of any individual holding the position of General Manager, Managing Director or such equivalent or higher position, as applicable);

(m) any capital expenditures or commitments therefor (other than in the Ordinary Course of Business and in amounts sufficient to support the Company’s and its Subsidiaries’ ongoing business operations);

(n) any delay or postponement in the repair and maintenance of its properties or the payment of accounts payable, accrued liabilities and other obligations and liabilities;

(o) any settlement of any claim or lawsuit;

(p) any termination of any of the business relationships between the Company or any of its Subsidiaries, on the one hand, and any distributor, licensee, licensor, or supplier of the Company or any of its Subsidiaries, on the other hand, or modified any of such relationships in a manner which is materially less favorable to the Company or any of its Subsidiaries, or has been threatened or notified of any intention (orally or in writing) by any such dealer, franchisee, distributor, licensee, licensor or supplier to effect any such termination or modification (and no Company Shareholder nor the Company has any Knowledge of any facts which would form the basis for any such termination or modification);

(q) any acquisition of any other business or entity (or any significant portion or division thereof), whether by merger, consolidation or reorganization or by the purchase of its assets or stock;

(r) any declaration of, or any payment of, any dividend or distribution (whether in cash, stock or property or otherwise) in respect of any Shares; or

(s) any agreement by the Company or any Subsidiary to do any of the foregoing.

4.7 Legal Compliance.

(a) The Company and its Subsidiaries hold all material governmental permits, licenses, registrations certificates and other governmental authorizations necessary for the Company and its Subsidiaries to conduct their respective businesses as presently conducted and to own and operate the real property identified in Section 4.9(a) of the Disclosure Schedule.

(b) Except as set forth on Section 4.7(b) of the Disclosure Schedule, the Company and its Subsidiaries, for the past four years have been, and continue to be in compliance in all material respects with all applicable laws, statutes, rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder of federal, state, local and foreign courts or governmental authorities (and all agencies thereof) (collectively, the “Applicable Laws”), the Company and its Subsidiaries have not been charged with or been given written notice of any material violation of any of the Applicable Laws, and, to the Knowledge of the Company, the Company and its Subsidiaries are not under investigation with respect thereto.

4.8 Tax Matters. Except as set forth on Section 4.8 of the Disclosure Schedule:

(a) The Company has filed or caused to be filed all Tax Returns required to be filed with respect to the Company and its Subsidiaries. All such Tax Returns at the time of filing complied with all applicable Tax laws in all material respects. All Taxes due and payable by the Company and its Subsidiaries have been paid or an adequate reserve has been made for such Taxes on the Most Recent Balance Sheet. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no Security Interests on the assets of the Company or any of its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax.

(b) There is no dispute or claim concerning any Tax Liability of the Company or any of its Subsidiaries claimed or raised by any Taxing authority in writing.

(c) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Neither the Company nor its Subsidiaries is a party to any Tax allocation or sharing agreement.

(e) No audit, examination or other similar proceeding of the Company’s or any Subsidiaries’ federal income Tax Return is being conducted or is pending.

(f) Each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(g) No written claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) Neither the Company nor any of its Subsidiaries has filed a consent under Code §341(f) concerning collapsible corporations.

(i) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that (i) has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) or (ii) could require it to make any reimbursement or other payment to any Person with respect to any Tax imposed under Code §§409A or 4999.

(j) Neither the Company nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

(l) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(m) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Code §6707A.

(n) Section 4.8(n) of the Disclosure Schedule lists each Subsidiary that is a “passive foreign investment company” within the meaning of Code §1297 or a “controlled foreign corporation” within the meaning of Code §957.

4.9 Real Property.

(a) Owned Real Property. Section 4.9(a) of the Disclosure Schedule lists all real property owned by the Company and its Subsidiaries as of the date of this Agreement. With respect to each such parcel of owned real property, except as described in the Disclosure Schedule:

(i) the Company or its Subsidiaries (as the case may be) have good, valid and indefeasible title in fee simple absolute to each parcel of real property located in the United States, and, with respect to each parcel of real property located outside of the United States, have the equivalent standard of title to such real property under the laws of the jurisdiction in which such real property is located, in each case, free and clear of any Security Interest, easement, covenant or other restriction, except for installments of special assessments not yet delinquent, liens for Taxes not yet due and payable, easements, covenants, and other restrictions which do not materially and adversely impair the current use or occupancy of the subject property, and zoning and building restrictions that are not currently violated (collectively, the “Permitted Encumbrances”);

(ii) there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings, lawsuits or administrative actions relating to the subject property materially and adversely affecting the current use or occupancy thereof;

(iii) there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any portion of the subject property; and

(iv) there are no outstanding options or rights of first refusal to purchase the subject property, or any portion thereof or interest therein.

(b) Leased Real Property. Section 4.9(b) of the Disclosure Schedule lists all real property leased or subleased to or otherwise occupied by the Company and its Subsidiaries and the leases, subleases and other agreements in respect thereof. The Company has made available to Parent true and correct copies of the leases, subleases and other agreements listed in Section 4.9(b) of the Disclosure Schedule. To the Knowledge of the Company, each lease, sublease and other agreement listed in Section 4.9(b) of the Disclosure Schedule is, with respect to the Company or its Subsidiaries, as applicable, legal, valid, binding, enforceable and in full force and effect, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally. With respect to each lease, sublease and other agreement listed in Section 4.9(b) of the Disclosure Schedule, except as described in the Disclosure Schedule, (i) no party to the lease, sublease or other agreements is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, material modification or acceleration thereunder; (ii) the Company and its Subsidiaries have all reasonably necessary rights to conduct their respective businesses as currently conducted on the real property leased by them; (iii) none of the Company or its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such leases; (iv) the other party to such lease, sublease or other agreement is not an Affiliate of, and otherwise does not have any economic interest in, any of the Company or its Subsidiaries; and (v) none of the Company or its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such real property or any portion thereof that is the subject of such lease, sublease or other agreement.

(c) The real property identified in Section 4.9(b) of the Disclosure Schedule comprise all of the real property used or intended to be used in, or otherwise related to, the Company’s and its Subsidiaries’ business; and none of the Company or its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.

4.10 Title to Assets. Except as described in Section 4.10 of the Disclosure Schedule, the Company and its Subsidiaries have good title to, or a valid leasehold interest in, all tangible, personal property assets necessary for and used in the conduct of their respective businesses, including all fixtures, furniture, equipment, machinery and leasehold improvements (the “Fixed Assets”), subject to no Security

Interests or other material liens, mortgages, pledges, encumbrances or charges, except as described in Section 4.10 of the Disclosure Schedule or such other exceptions which are not material in character, amount or extent or which do not materially detract from the value of or interfere with the use of the tangible assets subject thereto or affected thereby. All Fixed Assets are in good condition and repair in all material respects, ordinary wear and tear excepted.

4.11 Intellectual Property. Section 4.11 of the Disclosure Schedule (a) identifies each issued patent and patent application and each registration and application for registration for any trademark, service mark, trade name, Internet domain name or copyright owned by the Company or any of its Subsidiaries, in each case identifying the owner, (b) identifies each unregistered trademark, service mark, trade name, copyright or item of computer software owned by the Company or any of its Subsidiaries and which is material to the business of the Company or such Subsidiary (except with respect to unregistered trademarks in foreign jurisdictions), (c) identifies any third-party Intellectual Property used in the business of the Company or any of its Subsidiaries and (d) identifies each license, agreement or other permission (i) by which the Company or any of its Subsidiaries uses any Intellectual Property (other than “off the shelf” software pursuant to standard end-user licenses for a total fee of less than $100,000 in the aggregate) or (ii) by which any third party uses any Company Intellectual Property. All right, title and interest in and to each item of Intellectual Property that is set forth in Sections 4.11(a) and (b) of the Disclosure Schedule is owned by the Company or one of its Subsidiaries (except with respect to unregistered trademarks in foreign jurisdictions) and none of such Intellectual Property is subject to any Security Interests or restrictions on use or disclosure, other than pursuant to a written Contract set forth in Section 4.11(d)(i) of the Disclosure Schedule. The Company and each of its Subsidiaries owns (or possesses enforceable licenses or other rights to use) all Intellectual Property (except with respect to unregistered trademarks in foreign jurisdictions) material to the operation of its respective business as presently conducted. The present use of all Intellectual Property of the Company and each of its Subsidiaries material to the operation of its respective business as presently conducted does not infringe upon or conflict with the rights of others in any material respect. No proceedings are pending or, to the Knowledge of the Company, threatened which challenge the enforceability, validity or the ownership by the Company or any of its Subsidiaries of any Intellectual Property material to the operation of its respective business as presently conducted and none of the Company or any of its Subsidiaries has received written notice of, or has any Knowledge of, any of the foregoing. The conduct of the business of the Company and its Subsidiaries, including without limitation, the manufacture and sale of the products of the Company and its Subsidiaries, has not and does not result in a material infringement of, or conflict with, any Intellectual Property owned by a third party. Except as otherwise set forth on Section 4.11(c) of the Disclosure Schedule, no third party is infringing or conflicting with any of the Company Intellectual Property owned by the Company or any of its Subsidiaries. Immediately subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by the Surviving Corporation and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to Closing.

4.12 Contracts. Section 4.12 of the Disclosure Schedule lists the following contracts obligations, understandings, commitments, leases, licenses, purchase orders, bids or other agreements, whether written or oral (each, a “Contract”) to which the Company or one of its Subsidiaries is a party, and to which the Company or one of its Subsidiaries has continuing obligations as of June 1, 2007:

(a) each Contract in respect of the sale of products or the performance of services, or for the purchase of inventories, equipment, raw materials, supplies, services or utilities that (i) involves anticipated additional payments or receipts by the Company or any of its Subsidiaries of $250,000 or more through the remaining term of such Contract and (ii) is not terminable by the Company or any of its Subsidiaries at any time upon notice of 90 days or less;

(b) any Contract for the lease of personal property to or from any Person providing for lease payments in excess of $250,000 per annum;

(c) each partnership, joint venture, joint operating or similar Contract;

(d) any Contract for Indebtedness;

(e) any Contract with any Company Shareholder or an Affiliate of any Company Shareholder;

(f) excluding any Employee Benefit Plans, any employment agreement, deferred compensation, severance or other plan or arrangement for the benefit of its directors, officers and employees or any consulting agreement which provides for annual payments by the Company or any Subsidiary in excess of $100,000;

(g) any collective bargaining agreement;

(h) any power of attorney (except for powers of attorney entered into in the Ordinary Course of Business for a limited nature and time);

(i) any Contract entered into by the Company or any Subsidiary in settlement of any lawsuit or other claim;

(j) any Contract under which the Company has advanced or loaned money to directors, officers, employees or any other Person;

(k) each warranty Contract with respect to the Company’s or any Subsidiary’s services rendered or their products sold, leased or licensed; provided, however, that warranty Contracts are not required to be listed (but are included in the definition of Contracts for purposes of the last paragraph of this Section 4.12);

(l) each Contract relating to the acquisition or sale of the business (or any material portion thereof), whether or not consummated and including any confidentiality agreements entered into with respect thereto;

(m) each Contract that provides any customer of the Company or any Subsidiary with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Company or any Subsidiary, including, without limitation, contracts containing “most favored nation” provisions;

(n) each Contract relating to the licensing of Intellectual Property by the Company or any of its Subsidiaries to a third party or by a third party to the Company or any of its Subsidiaries, and all other agreements affecting the ability of the Company or any of its Subsidiaries to use or disclose any of the Company’s or its Subsidiaries’ Intellectual Property; provided that, licenses for “off the shelf” software licensed pursuant to standard end-user licenses for a total fee of less than $100,000 in the aggregate are not required to be listed (but are included in the definition of Contracts for purposes of the last paragraph of this Section 4.12); and

(o) any Contract restricting the right of the Company or any of its Subsidiaries to do business anywhere in the world.

The Company has delivered or made available to Parent a true and correct copy of each written Contract listed in Section 4.12 of the Disclosure Schedule and a summary of each oral Contract. With respect to each such Contract: (i) neither the Company nor any of its Subsidiaries is in material breach or default and, to the Knowledge of the Company, no other party thereto is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, material modification or acceleration, under the agreement; (ii) no party has repudiated any provision of the agreement; and (iii) with respect to the Company and its Subsidiaries, as applicable, the Contract is legally valid and binding, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally.

4.13 Insurance. Section 4.13 of the Disclosure Schedule sets forth the following information with respect to each insurance policy to which the Company and its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage:

(a) the name of the insurer, the name of the policyholder and the name (or group designation) of each covered insured; and

(b) the policy number and the period of coverage.

With respect to each such insurance policy, neither the Company nor any of its Subsidiaries is in material breach or default (including with respect to the payment of premiums), and no claim for coverage has been denied. Each insurance policy is in full force and effect, and neither the Company nor its Subsidiaries have received any written notice of cancellation or intent to cancel or notice of increase or intent to increase premiums in any significant respect with respect to such insurance policies.

4.14 Material Litigation.

(a) Section 4.14(a) of the Disclosure Schedule sets forth each instance during the two years prior to the date hereof in which the Company, any of its Subsidiaries or any of their respective assets (i) is or has been subject to any outstanding injunction, judgment, order, decree, ruling or charge of any court of competent jurisdiction (of other than general application), or (ii) is or has been a party or, to the Knowledge of the Company, is threatened to be made a party, to any action, suit, proceeding, hearing or investigation of, in or before any court or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator, seeking either (A) injunctive or similar relief, or (B) damages in excess of $250,000. There is no claim, litigation, action, arbitration, suit, or judicial proceeding pending or, to the Knowledge of the Company, threatened, nor any governmental investigation pending or to the Knowledge of the Company threatened, against the Company or any of its Subsidiaries, at law or equity, before any federal, state or local court or regulatory agency, or other governmental authority.

(b) [Intentionally Omitted].

(c) Except as set forth on Section 4.14(c) of the Disclosure Schedule, the Company or its Subsidiaries is insured in commercially reasonable amounts for each matter set forth on Sections 4.14(a) and 9.2(p) of the Disclosure Schedule.

4.15 Labor and Employment Matters.

(a) To the Knowledge of the Company, the Company and its Subsidiaries are in compliance in all respects with all Applicable Laws respecting employment and employment practices and terms and conditions of employment, other than such noncompliance as would not have a Material Adverse Effect.

(b) No union representation (or workers council or equivalent body) exists respecting the employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no union organizing activities are taking place. The Company and each of its Subsidiaries operates the business in all material respects in accordance with all applicable laws respecting employment and employment practices, including but not limited to terms and conditions of employment, wages and hours, and occupational safety, and has not received written or verbal notice of, and is not engaged in, any unfair labor practice with respect to the business. The Company and each of its Subsidiaries has made all required payments of social security, unemployment and similar taxes (whether foreign or domestic).

4.16 Employee Benefits. Except as set forth in Section 4.16 of the Disclosure Schedule or as may be otherwise required under the applicable law of any country or jurisdiction outside the United States, the Company and its Subsidiaries do not maintain, contribute to or have any liability with respect to any profit-sharing, deferred compensation, severance, change-in-control, bonus, equity option, equity ownership, equity purchase, phantom stock, pension, multiemployer, employment, consulting, retirement, welfare, cafeteria or incentive plan, program or arrangement (“Employee Benefit Plans”). The Company is not a member of a controlled group of companies or a group of trades or businesses under common control as described in Section 4.14(b) and 4.14(c), respectively, of the Code, or Section 4001 of ERISA. Except as set forth in Section 4.16 of the Disclosure Schedule, (a) each Employee Benefit Plan and any trust maintained in connection therewith, intending to qualify under Sections 401 and 501 of the Code so qualifies in form and, to the Knowledge of the Company, no event has occurred which could cause such plan or trust to fail to qualify under Sections 401 and 501 of the Code, (b) there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened with respect to any such plans, and (c) each Employee Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with its terms and complies in form and operation in all material respects with the applicable requirements of all Applicable Law, including, without limitation (and where applicable), ERISA and the Code. All contributions, premiums or other payments that are due have been paid on a timely basis with respect to each Employee Benefit Plan. Except as taken into account in determining Closing Working Capital, no unfunded liability exists with respect to any Employee Benefit Plan. Neither the Company nor any Subsidiary maintains, sponsors, or contributes to or has any liability with respect to, (i) any Employee Benefit Plan that is subject to Title IV of ERISA or any other defined benefit pension plan or (ii) any “multiemployer plan” (as such term is defined under Section 3(37) of ERISA). Neither the Company nor any Subsidiary has any current or potential obligation to provide post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable law. The consummation of the transactions contemplated by this Agreement will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Employee Benefit Plan.

4.17 Guaranties and Indebtedness. Except as set forth in Section 4.17(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a guarantor for any Liability or obligation (including Indebtedness) of any other Person. Except as set forth in Section 4.17(b) of the Disclosure Schedule, the Company and its Subsidiaries have no outstanding Indebtedness.

4.18 Environment, Health and Safety. Except as set forth in Section 4.18 of the Disclosure Schedule:

(a) Each of the Company and its Subsidiaries has at all times complied and is in compliance with all applicable Environmental and Safety Requirements in all material respects.

(b) Each of the Company and its Subsidiaries has obtained, maintains, and has at all times complied in all material respects with, and is in compliance in all material respects with, all permits, licenses and other authorizations required pursuant to applicable Environmental and Safety Requirements for the operation of the Company and the occupation of Owned Real Property and the Leased Real Property.

(c) The Company has not received any written notice regarding any actual or alleged violation of, or any liabilities or potential liabilities arising under, applicable Environmental and Safety Requirements, relating to the Company, any of its Subsidiaries, or any of their respective predecessors or affiliates, or any of their current or former properties or facilities and arising under Environmental and Safety Requirements.

(d) Neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) so as to give rise to any material liabilities (contingent or otherwise), including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or any other applicable Environmental and Safety Requirements.

(e) Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” applicable Environmental and Safety Requirements.

(f) Neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to applicable Environmental and Safety Requirements.

(g) Neither the Company nor any of its Subsidiaries have any liability (contingent or otherwise), with respect to the presence or alleged presence of asbestos, silica, lead, mercury, or other Hazardous Substances in any product or item or at or upon any property or facility.

(h) The Company has furnished or made available to Parent and Merger Sub all environmental audits, environmental assessments and environmental investigation reports and all other documents materially bearing on environmental, health or safety liabilities, in each case relating to the Company, any of its Subsidiaries, or any of their respective predecessors or affiliates, or any of their current or former properties or facilities, to the extent such documents are in the possession of, or under the reasonable control of, the Company, its Subsidiaries, or any of the Company Shareholders who are signatories to this Agreement.

4.19 Certain Business Relationships with Company. Except as described in Section 4.19 of the Disclosure Schedule, and excluding a Company Shareholder’s status as an officer, director or employee of the Company and its Subsidiaries, no Company Shareholder or his, her or its Affiliates has been involved in any material business arrangement or relationship with the Company or with any of its Subsidiaries within the past 36 months and no Company Shareholder or its Affiliates (other than the Company and its Subsidiaries) owns any material asset, tangible or intangible, which is used in the business of Company or any of its Subsidiaries.

4.20 Stock Records. The stock books and records of the Company and its Subsidiaries accurately reflect all transactions in the capital stock of Company and its Subsidiaries since their respective dates of incorporation. The Company has previously made available to Parent true and complete copies of the stock books and records of the Company and each Subsidiary, in each case, as currently in effect.

4.21 Labor Relations. To the Knowledge of the Company, (i) there is no unfair labor practice complaint against the Company or any of its Subsidiaries pending before any governmental authority, and (ii) there is no labor strike, dispute, slowdown or stoppage, or any union-organizing effort or campaign, pending against or involving the Company or any of its Subsidiaries.

4.22 Customers and Suppliers.

(a) Section 4.22(a) of the Disclosure Schedule is a complete and correct list of the ten (10) largest clients and customers of the Company and its Subsidiaries for (i) each of the two (2) most recent fiscal years and (ii) the twelve (12) months ended March 31, 2007 and sets forth opposite the name of each such client or customer the percentage of consolidated net sales attributable to such client or customer during such period. Except as set forth in Section 4.22(a) of the Disclosure Schedule, no such client or customer cancelled or otherwise terminated, or has threatened to cancel or terminate, its relationship with the Company or any of its Subsidiaries during the term of its engagement with the Company and its Subsidiaries as a result of poor quality or performance. Neither the Company nor any of its Subsidiaries has received any notice, and neither the Company nor any Subsidiary has any Knowledge that any such client or customer intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries during the Company’s engagement with such customer or client as a result of poor quality or performance.

(b) Section 4.22(b) of the Disclosure Schedule is a complete and correct list of the ten (10) largest vendors, suppliers, service providers and other similar business relations of the Company and its Subsidiaries (the “Material Vendors”) for (i) each of the two (2) most recent fiscal years and (ii) the twelve (12) months ended March 31, 2007 and sets forth opposite the name of each Material Vendor the amount paid to such vendor during such period. Except as set forth in Section 4.22(b) of the Disclosure Schedule, in the last twelve (12) months, no Material Vendor of the Company and its Subsidiaries has cancelled or otherwise terminated, or threatened to cancel or terminate, its relationship with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice, and neither the Company nor any Subsidiary has any Knowledge, that any such Material Vendor intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries.

4.23 No Acceleration of Rights or Benefits. Except as set forth on Section 4.23 of the Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries has made, and is not it obligated to make, any payment to any Person in connection with the transactions contemplated by this Agreement or any other change of control transaction, and (ii) no rights or benefits of any Person have been (or will be) accelerated or increased as a result of the consummation of the transactions contemplated by this Agreement and no Person’s rights or obligations may be modified upon a change of control of the Company or provide any Person the right to receive payment (including rescission or liquidated damages) upon a change of control of the Company.

4.24 Product Warranties; Liabilities.

(a) For the past four years, each product sold or delivered and each service rendered by the Company and its Subsidiaries has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither the Company nor any of its Subsidiaries has any liabilities or obligations for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product and service warranty claims accrued on the Most Recent Balance Sheet.

(b) Except as set forth on Section 4.24 of the Disclosure Schedule, there are no material existing liabilities, claims or obligations arising from or, to the Company’s Knowledge, alleged to arise from any actual or alleged injury to Persons, damage to property or other loss as a result of the ownership, possession or use of any product manufactured, sold, distributed, licensed, leased or delivered by the Company or its Subsidiaries. Except as set forth on Section 4.24 of the Disclosure Schedule, during the past three years prior to the date hereof, there have been no product recalls or withdrawals or requests for product recalls or withdrawals by any governmental authorities or by any customers of the Company or its Subsidiaries.

4.25 Ethical Practices. For the past four years, neither the Company nor any of its Subsidiaries has offered or given, and, to the Knowledge of the Company, no Person has offered or given on the Company’s behalf, anything of value to, in violation of Applicable Law: (a) any official of a governmental authority, any political party or official thereof or any candidate for political office; (b) any customer, supplier or member of any governmental authority; or (c) any other Person, in any such case while knowing or having reason to reasonably know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, supplier or member of any governmental authority or any candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (y) inducing such Person to use such Person’s influence with any governmental authority to affect or influence any act or decision of such governmental authority to assist the Company or any of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or any of its Subsidiaries in obtaining or retaining business for, with, or directing business to, any Person, except for an immaterial political contribution (in an amount which was less than $1,000) by a political action committee which was fully disclosed to the appropriate governmental authority as required by Applicable Law (without any resulting fine or penalty to the Company or any of its Subsidiaries).

4.26 Capital Expenditures. Section 4.26 of the Disclosure Schedule sets forth in reasonable detail (a) the Company’s and its Subsidiaries’ capital expenditure estimate (in both dollar amounts and classifications of expenditures) on a quarterly basis for the period from April 1, 2007 to March 31, 2008, (b) the actual capital expenditures made by the Company and its Subsidiaries (in both dollar amounts and classifications of expenditures) during the fiscal year ended March 31, 2007 and (c) the actual capital expenditures made by the Company and its Subsidiaries (in both dollar amounts and classifications of expenditures) prior to the date hereof during the current fiscal year. At the Closing, the Company shall deliver to Parent an updated Section 4.26 of the Disclosure Schedule setting forth in reasonable detail the actual capital expenditures made by the Company and its Subsidiaries (in both dollar amounts and classifications of expenditures) from the date hereof to the Closing Date. Except as set forth on Section 4.26 of the Disclosure Schedule, the capital expenditures made and estimated for the current fiscal year and for the 12-month period ending each as set forth on Capital Expenditures Schedule, are intended to be reasonably sufficient for the Company and its Subsidiaries to carry on their businesses as presently conducted and as proposed to be conducted in the capital expenditures plan attached as Section 4.26(a) of the Disclosure Schedule made available to Parent and Merger Sub by the Company and to allow the Company and its Subsidiaries to serve its customers in the ordinary course of business and consistent with the manner in which customers of the Company and its Subsidiaries have been served by the Company and its Subsidiaries in the past; provided, that Parent acknowledges that the estimated capital expenditures set forth on the Capital Expenditures Schedule are subject to change as a result of fluctuations in currency exchange rates.

4.27 Accounts Receivable. The accounts receivable reflected in the Financial Statements and/or the Closing Balance Sheet have arisen in bona fide arm’s-length transactions in the Ordinary Course of Business, and, subject to the allowance for doubtful accounts set forth in the Financial Statements or, if applicable, the Closing Balance Sheet, all such receivables are valid and binding obligations of the account debtors without any counterclaims, setoffs or other defenses thereto. All such reserves, allowances and discounts were and are adequate and consistent with the reserves, allowances and discounts previously maintained by the Company in the Ordinary Course of Business and determined in accordance with GAAP, consistently applied.

4.28 Inventory. The inventory shown on the Most Recent Balance Sheet, on the books and records of the Company and its Subsidiaries as of the Closing Date and on the Closing Balance Sheet, net of the reserves applicable thereto (as shown on the Most Recent Balance Sheet, on the books and records of the Company and its Subsidiaries as of the Closing Date and on the Closing Balance Sheet, as the case may be), consists of a quantity and quality usable and saleable in the Ordinary Course of Business, is not slow-moving, obsolete or damaged, and is not materially defective.

4.29 Compliance with Customs & International Trade Laws. Except as set forth on Section 4.29 of the Disclosure Schedule:

(a) Each of the Company and its Subsidiaries is in compliance with all applicable Customs & International Trade Laws, and at no time since January 1, 2003 has either the Company or the Affiliate committed any material violation of the Customs & International Trade Laws, and there are no material unresolved questions or claims concerning any liability of the Company and its Subsidiaries with respect to any such Laws;

(b) Each of the Company and its Subsidiaries is not subject to any civil or criminal investigation, litigation, audit, compliance assessment, focused assessment, penalty proceeding or assessment, liquidated damages proceeding or claim, forfeiture or forfeiture action, record-keeping inquiry, assessment of additional duty for failure to properly mark imported merchandise, notice to properly mark merchandise or return merchandise to customs custody, claim for additional customs duties or fees, denial order, suspension of export privileges, government sanction, or any other action, proceeding or claim by a government agency (domestic or foreign) involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws or relating to any alleged or actual underpayment of customs duties, fees, taxes or other amounts owed pursuant to the Customs & International Trade Laws, and each of the Company and its Subsidiaries has paid all customs duties and fees, all other import duties and fees, and brokerage fees owed for merchandise imported by them or imported on their behalf into the United States; and

(c) Each of the Company and its Subsidiaries has not made or provided any material false statement or omission to any government agency (domestic or foreign) or to any purchaser of products, in connection with the importation of merchandise, the valuation or classification of imported merchandise, the duty treatment of imported merchandise, the eligibility of imported merchandise for favorable duty rates or other special treatment, country-of-origin marking, NAFTA Certificates, marking and labeling requirements for textiles and apparel, other statements or certificates concerning origin, quota or visa rights, export licenses or other export authorizations, U.S.-content requirements, licenses or other approvals required by a foreign government or agency, or any other requirement relating to the Customs & International Trade Laws.

(d) None of the products or materials imported by, for or on behalf of the Company or its Subsidiaries for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of the United States government.

4.30 Closing Date. All of the representations and warranties of the Company contained in this Article 4 and elsewhere in this Agreement and all information delivered by the Company in any schedule, attachment or Exhibit hereto are true and correct on the date of this Agreement and shall be true and correct on the Closing Date.

ARTICLE 5

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

5.1 General; Timing of Closing. The Parties will use Reasonable Best Efforts (as herein defined) to take all action and to do all things necessary to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 8). Each of the Parties will use Reasonable Best Efforts to cause the satisfaction of all closing conditions set forth in Article 8.

5.2 Notices and Consents. The Company will give any notices to third parties and use its Reasonable Best Efforts to obtain any third party consents that are required pursuant to the terms of any material Contract listed in Section 4.12 of the Disclosure Schedule. The Company, Parent and Merger Sub will give any notices, make any filings with, and use their best efforts to obtain any authorizations, consents and approvals of, governments and governmental agencies in connection with the matters referred to in Section 3.4 and Section 4.3. Without limiting the generality of the foregoing, the Company, Parent and Merger Sub will promptly make all required filings, if applicable, under the HSR Act and Foreign Monopoly Laws, including a Notification and Report Form for Certain Mergers and Acquisitions (or any successor form) and any amendments thereto with the Federal Trade Commission, the Antitrust Division of the United States Department of Justice and any foreign government or department or agency thereof, as the case may be, in connection with the transactions contemplated by this Agreement as required by the anti-trust laws of the United States and Foreign Monopoly Laws. In the event that a request for additional information is made of the Company, Parent or Merger Sub pursuant to the HSR Act or Foreign Monopoly Laws, the Company, Parent or Merger Sub, as the case may be, shall promptly comply with such request as soon as practicable after receipt of such request. Notwithstanding the foregoing, Parent, on the one hand, and the Company, on the other, shall each pay 50% of all filing fees, costs and expenses incurred by the Company or any of its Subsidiaries, Parent or Merger Sub related to compliance with, including, without limitation, filings pursuant to, the HSR Act or Foreign Monopoly Laws. Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries (including the Surviving Corporation) shall be required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets of Parent, the Surviving Corporation or any of their Affiliates or (ii) limits Parent’s or any of its Subsidiaries’ or Affiliates’ freedom of action with respect to, or its ability to retain, the businesses of the Company and its Subsidiaries or any portion thereof or any of the Company’s or its Subsidiaries’ or Affiliates’ assets or businesses.

5.3 Operation of Business. Prior to the Closing, the Company will not, and will cause its Subsidiaries to not, without the Parent’s prior written consent: (a) change or amend its articles of incorporation or bylaws, (b) merge or consolidate with any other Person or acquire a material amount of assets of any other Person, (c) enter into any transaction outside the Ordinary Course of Business, (d) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, or make any loan or enter into any transaction with or distribute any assets or property to any of its officers, directors, shareholders, or Affiliates, except for base salary paid to officers and employees in the Ordinary Course of Business consistent with past practice; (e) institute or permit any material change in the conduct of its business, or any change in its method of purchase, sale, lease, license, management, marketing, promotion or operation; (f) incur, pay or satisfy any Indebtedness (except as required by the terms and conditions of existing agreements evidencing Indebtedness and other than for the purchase of inventory or services in the Ordinary Course of Business) or change its cash management practices (including with respect to accounts receivable, inventory and intercompany transfers between domestic and foreign entities); (g) sell, lease, license or otherwise dispose of any interest in any of the Company’s or its Subsidiaries’ tangible or intangible assets (other than sales of inventory in the Ordinary Course of Business), or permit any of the Company’s or its Subsidiaries’ assets or property to be subjected to any Security Interest; (h) except as expressly contemplated by this Agreement, terminate, modify or amend any material contract (including contracts for the provision of intercompany services or intercompany relationships) or any consent of, with or to any governmental authority or enter into any new material contract (including contracts for the provision of intercompany services or intercompany relationships) except in the Ordinary Course of Business; (i) make any commitment for any capital expenditure to be made on or following the date hereof other than capital expenditures that are not materially in excess of those forecasted in the Company’s current operating budget; (j) make or change any Tax election, change an annual accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement regarding Taxes, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax; (k) take or omit to be taken any action that would, or would be reasonably likely to, result in a Material Adverse Effect; (l) authorize, declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of the capital stock of the Company or any of its Subsidiaries; or (m) commit to do any of the foregoing.

5.4 Preservation of Business. The Company and its Subsidiaries will use Reasonable Best Efforts to keep their respective businesses and properties substantially intact, including their present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers and employees, and conduct their business, operations, activities and practices only in the Ordinary Course of Business (except to the extent otherwise contemplated or permitted by this Agreement). Without limiting the foregoing, the Company will, and will cause its Subsidiaries to, unless otherwise agreed to in writing by Parent: (a) maintain its books and records, pay expenses and payables, bill customers, collect receivables, purchase inventory, perform all maintenance and repairs necessary to maintain its facilities and equipment in good operating condition (normal wear and tear excepted), maintain a commercially reasonable level of insurance and otherwise conduct its business, in each case in the Ordinary Course of Business; (b) use reasonable efforts to preserve present business relationships with all customers, suppliers and distributors of the Company and its Subsidiaries, to the extent such relationships are beneficial to the Company and its Subsidiaries and their business, and, except as otherwise directed by Parent, use reasonable efforts to encourage the Company’s and its Subsidiaries’ employees to continue their employment with the Company and its Subsidiaries both before and after the Closing; (c) pay all applicable Taxes as such Taxes become due and payable; (d) pay all bonuses earned by all of the Company’s and Subsidiaries’ employees for the 2006 fiscal year; (e) pay or accrue all compensation for the 2007 fiscal year through the Closing Date on the Most Recent Balance Sheet, and, to the extent not paid, the Surviving Corporation shall accrue all such compensation for the 2007 fiscal year through the Closing Date on the Closing Balance Sheet; and (f) pay or accrue as a liability in the calculation of Closing Working Capital any bonuses to be paid to the Company’s and its Subsidiaries’ employees in connection with the transactions contemplated hereby.

5.5 Full Access. The Company will permit representatives of Parent to have reasonable access during normal business hours, but only in a manner so as not to interfere with the normal business operations of Company and its Subsidiaries, to the premises, properties, personnel, representatives, agents, customers, suppliers, books, records, contracts and documents of or pertaining to the Company and its Subsidiaries; provided, however, that Parent shall be required to be accompanied by a representative of the Company at all times upon the Company’s or its Subsidiaries’ premises. Parent and Merger Sub will comply with the terms and conditions of the confidentiality letter agreement between Parent and the Company dated October 17, 2006 with respect to any Evaluation Material (as defined therein) received from the Company in the course of the reviews contemplated by this Section 5.5 and will not use any such Evaluation Material except in connection with this Agreement or as permitted by such confidentiality letter agreement, and, if this Agreement is terminated for any reason whatsoever, Parent and Merger Sub will return to the Company or destroy (and upon request confirm such destruction in writing to the Company) all tangible embodiments (and all copies) of the Evaluation Material which are in its possession. The terms of such confidentiality letter agreement will be controlling in the event of any conflict between the terms of this Section 5.5 and such confidentiality letter agreement.

5.6 Notice of Developments. The Company will give written notice to Parent upon becoming aware of any development causing a material breach of any of the Company’s representations and warranties in this Agreement. The Parent will give written notice to the Company of any development causing a material breach of any of its or Merger Sub’s representations and warranties in this Agreement. No disclosure by a Party pursuant to this Section 5.6, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant, except to the extent included in one or more Disclosure Schedule Updates contemplated by Section 5.8 and accepted or deemed accepted by Parent pursuant thereto.

5.7 Exclusivity. Neither the Company nor any of its Subsidiaries will, nor will the Company, its Subsidiaries or any Company Shareholder permit any of its or their respective officers, directors, employees, shareholders, Affiliates, representatives, consultants, financial advisors, attorneys, accountants or other agents to, (a) solicit, initiate or knowingly encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of the Company (including any acquisition structured as a merger, consolidation or share exchange) (collectively, an “Acquisition Proposal”), or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Company represents and warrants that it has ceased and caused to be terminated any and all contacts, discussions and negotiations with third parties regarding any Acquisition Proposal(s), and the Company or the Shareholder Representative shall promptly notify Parent if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto, is made. The Company Shareholders will not vote the Common Shares in favor of any such acquisition structured as a stock sale, merger, consolidation or share exchange, other than the transactions contemplated by this Agreement; provided that, if the Company receives any unsolicited indications of interest or competing bids (whether written or oral, and the Company and its Subsidiaries and each of their officers, directors, employees, representatives, agents, shareholders and affiliates are not in violation of this Section 5.7) to pursue or enter into any agreements or arrangements with respect to a possible Acquisition Proposal (an “Acquisition Proposal Inquiry”), then the Company (and its officers, directors, employees, representatives, agents, shareholders, and Affiliates) may consider and provide information to, negotiate with, or enter into a definitive agreement with such third party, as may be required (on the opinion of the Company’s outside counsel) by the board members’ fiduciary duties to the Company Shareholders; provided further that promptly upon receipt of such Acquisition Proposal Inquiry, the

Company provides Parent with written notice that an Acquisition Proposal Inquiry has been received (such notice, and “Acquisition Proposal Notice”). In the event that the Company either (i) provides Parent with an Acquisition Proposal Notice in connection with any inquiry, bid, or indication of interest from a Former Suitor (as defined below), and the Company’s Board of Directors thereafter deems it necessary to pursue such transaction with the Former Suitor contemplated by the Acquisition Proposal Notice and ceases pursuing the transaction contemplated hereby, or (ii) breaches (which breach shall include breaches by the Company or any of its Subsidiaries or any of their officers, directors, employees, representatives, agents, shareholders or Affiliates) any of its obligations under this Section 5.7, the Company will pay, on demand (by wire transfer of immediately available funds to an account(s) designated by Parent), all of the out-of-pocket fees, costs, and expenses of Parent and its Affiliates incurred in connection with the evaluation and negotiation of the proposed transaction contemplated hereby. As used herein, “Former Suitor” means any person or entity (or an affiliate of such entity) that the Company engaged in active negotiations and extensive due diligence review with commencing on or about January 8, 2007 and placed in abeyance on or about March 7, 2007.

5.8 Disclosure Schedule Update. At any time prior to the Closing, the Company shall deliver to Parent one or more amendments or supplements to the Disclosure Schedule (the “Disclosure Schedule Update”) to correct, update or supplement any matter or matters that the Company becomes aware of that would constitute a breach of any of the representations and warranties contained in Article 4 hereof; provided that (i) such exceptions shall only be considered a Disclosure Schedule Update hereunder if such exceptions did not need to be disclosed to make the representations and warranties true and correct as of the date hereof, (ii) such exceptions are caused by events which occurred or first came to the Knowledge of the Company following the date hereof, and (iii) such exceptions are delivered promptly following such time as the Company has Knowledge thereof. Subject to compliance with the conditions set forth in clauses (i), (ii), and (iii) above, each Disclosure Schedule Update delivered to Parent shall be deemed to modify the representations and warranties made herein by the Company as of the Closing Date for purposes of any claims for indemnification pursuant to Section 9.2(a) and for all purposes under this Agreement the Disclosure Schedule Update shall be deemed to supersede and amend the pertinent portion so supplemented and amended of the original Disclosure Schedule dated as of the date of this Agreement (and all references herein to the Disclosure Schedule shall mean the Disclosure Schedule as amended and supplemented pursuant to this Section 5.8.). Notwithstanding the foregoing, Parent and Merger Sub shall not be entitled to retain any rights with respect to any matter that the Company is entitled to disclose and does disclose pursuant to this Section 5.8; provided that, Parent and Merger Sub shall have the right to terminate this Agreement in connection with any Disclosure Schedule Update if Parent reasonably and in good faith believes the Disclosure Schedule Update reflects new or changed information that is, or could be, material to the business of the Company and its Subsidiaries, and within five (5) business days following receipt of such Disclosure Schedule Update, Parent shall provide written notice to the Shareholder Representative of its election to terminate the Agreement or shall provide notice to the Shareholder Representative of its election to proceed with Closing.

5.9 Shareholder Approval. Immediately following the execution of this Agreement, the Company shall (a) upon consideration of the recommendation of the Board of Directors of the Company obtain the Requisite Shareholder Approval and (b) provide the Parent a certificate of the secretary of the Company certifying the approval described in this Section 5.9 and attaching appropriate documents evidencing such Requisite Shareholder Approval from holders of shares of Common Stock representing at least a majority of the outstanding shares of Common Stock.

5.10 Notice to Company Shareholders. The Company shall promptly give the requisite notice to all Company Shareholders not party hereto of the transactions contemplated by this Agreement in accordance with the TBCA and the Governing Documents of the Company.

5.11 Title Insurance and Surveys. The Company shall (and shall cause and its Subsidiaries to) use its Reasonable Best Efforts to assist Parent in obtaining the Title Commitments, Title Policies and Surveys in form and substance as set forth in Section 8.1, within the time periods set forth therein, including removing from title any liens or encumbrances that are not Permitted Encumbrances. The Company shall provide the Title Company with any affidavits, indemnities, memoranda or other assurances reasonably requested by the Title Company to issue the Title Policies.

ARTICLE 6

CLOSING

6.1 Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to Parent:

(a) Minute Books. All of the minute books, stock ledgers and similar corporate records, and corporate seals of each of the Acquired Companies;

(b) Board Resolutions. A copy of the resolutions of the Board of Directors of the Company (or a Written Consent in lieu of such meeting) certified by its Secretary as having been duly and validly adopted and as being in full force and effect, authorizing execution and delivery of this Agreement and performance by the Company of the transactions contemplated hereby;

(c) Certificate. The certificate required by Section 8.1(c);

(d) Good Standing Certificate. Certificate of good standing (or foreign law equivalent), dated not more than twenty days prior to the Closing Date, with respect to the Company and each of its Subsidiaries, issued by the Secretary of State (or foreign law equivalent) of the respective jurisdiction of incorporation or formation;

(e) Resignations. Resignations effective as of the Closing Date of those directors of the Company as Parent may request to resign;

(f) Escrow Agreement. The Escrow Agreement executed by the Shareholder Representative;

(g) FIRPTA Certificate. A certificate duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulation, certifying that the shares of the Company are not United States real property interests within the meaning of Section 897(c) of the Code;

(h) Certificate of Merger. The Company shall have delivered to Parent an executed copy of the Certificate of Merger;

(i) Letters of Transmittal. Letters of transmittal, substantially in the form set forth in Exhibit D hereto, executed by each of the Company Shareholders (the “Letters of Transmittal”);

(j) Non-Compete Agreements. The Company shall have delivered to Parent non-compete agreements from those individuals set forth on Exhibit B hereto (and such Exhibit shall also indicate the duration of such non-compete) in form and substance reasonably satisfactory to Parent (each, a “Non-Compete Agreement”);

(k) Option Cancellation Agreement. An option cancellation agreement, substantially in the form set forth in Exhibit E hereto, executed by each Option Holder (each, an “Option Cancellation Agreement”);

(l) Burdick Interests, Ltd. Guaranties. A guaranty, substantially in the form set forth in Exhibit F hereto, executed by each holder of an equity interest in Burdick Interests, Ltd. (each, a “Burdick Guaranty”);

(m) Termination of Stock Appreciation Right. Evidence of termination of the stock appreciation right in favor of Tanmay Sengupta; and

(n) Other Documents. Such other documents and instruments as Parent or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

6.2 Deliveries by Parent and Merger Sub. Parent will deliver or cause to be delivered to the Shareholder Representative:

(a) Merger Consideration. Payment of the Merger Consideration as provided in Section 2.1(c);

(b) Certificate. The certificate required by Section 8.2(c);

(c) Board Resolutions. A certificate from the Secretary of the Parent and Merger Sub certifying that the Board of Directors of the Parent and Merger Sub has authorized the execution and delivery of this Agreement and performance by the Parent and Merger Sub of the transactions contemplated hereby and that such authorization is in full force and effect;

(d) Good Standing Certificate. Certificate of good standing, dated not more than ten days prior to the Closing Date, with respect to Parent and Merger Sub, issued by the Secretary of State of the State of Delaware; and

(e) Escrow Agreement. The Escrow Agreement executed by Parent.

(f) Other Documents. Such other documents and instruments as the Company or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.

ARTICLE 7

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

7.1 General. If at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 9). The Company and the Company Shareholders acknowledge and agree that from and after the Closing, the Surviving Corporation will be entitled to possession of all documents, books, records, agreements and financial data relating to the Company and its Subsidiaries; provided, however, that after Closing and until the second anniversary of the Closing, upon request Parent shall cause the Surviving Corporation and its Subsidiaries to provide the Shareholder Representative with true, complete and correct copies of any of the foregoing at the Company Shareholders’ sole expense for any proper purpose (including preparation of Tax Returns and responding to any audits by Taxing authorities). Notwithstanding anything contained herein to the contrary, in no event shall Parent or the Surviving Corporation be required to provide access to any such books, records or other documents if, upon advice of counsel, such access would affect the attorney-client or similar privilege with respect to any matter.

7.2 Indemnification. Parent shall cause the Surviving Corporation and each of its Subsidiaries to keep in effect provisions in their respective certificates of incorporation and bylaws with respect to indemnification no less favorable to directors and officers than those contained therein on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of at least six years from the Closing in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Closing were directors or officers of the Company in respect of actions or omissions at or prior to the Closing (excluding the transactions contemplated by this Agreement), except as required by applicable law. In addition, for a period of at least six years from the Closing, Parent shall cause the Surviving Corporation to maintain officers’ and directors’ liability insurance policies indemnifying and holding harmless individuals who at any time prior to the Closing were directors or officers of the Company in respect of actions or omissions at or prior to the Closing (excluding the transactions contemplated by this Agreement); provided that in the event any claim is asserted or made within such six-year period, coverage under such insurance shall be continued in respect thereof until final disposition of such claim. Notwithstanding anything contained herein to the contrary, the provisions of this Section 7.2 shall not apply to any claim(s) any claim for indemnification against the Company or any of its subsidiaries or affiliates by reason of the fact that a Person was a director, officer, employee, or agent of any such entity or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, including any advancement thereof, or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise) with respect to any action, suit, proceeding, complaint, claim, or demand brought by any of the Buyer Indemnified Parties against such Person (whether such action, suit, proceeding, complaint, claim, or demand is pursuant to this Agreement, applicable law, or otherwise).

7.3 Certain Tax Matters.

(a) Tax Returns for Periods Ending on or Prior to Closing Date, Filed After Closing Date. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date which are to be filed after the Closing Date. The Shareholder Representative shall be permitted to review, comment and approve each such Tax Return described in the preceding sentence prior to filing, which approval the Shareholder Representative will not unreasonably withhold. All such Tax Returns shall be prepared in a manner consistent with the past custom and prior practice of the Company and its Subsidiaries unless specifically otherwise required by Applicable Law.

(b) Tax Periods Beginning Before and Ending After the Closing Date. Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of Company and its Subsidiaries for tax periods which begin before the Closing Date and end after the Closing Date. The Shareholder Representative shall be permitted to review, comment and approve that portion of each such Tax Return related to the taxable period ending on the Closing Date prior to filing, which approval the Shareholder Representative will not unreasonably withhold or delay. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the

Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past custom and prior practice of the Company and its Subsidiaries.

(c) Cooperation on Tax Matters.

(i) Parent and the Shareholder Representative shall cooperate fully and Parent shall cause the Surviving Corporation and its Subsidiaries to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent agrees to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(ii) Parent and the Shareholder Representative further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to the Code and all Treasury Department Regulations promulgated thereunder.

(d) Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

(e) Refunds and Tax Benefits. If any Income Tax refunds are received by Parent or the Surviving Corporation or any of its Subsidiaries or any amounts are credited against Income Taxes to which Parent or the Surviving Corporation and any of its Subsidiaries become entitled, that relate to Tax periods or portions thereof ending before the Closing Date, Parent shall pay over to the Shareholder Representative (on behalf of the Company Shareholders) any such amount, but only to the extent such amount is not attributable to any deductions arising out of or in connection with the transactions contemplated hereby, or any net operating loss produced by such deductions, within fifteen (15) days after receipt or entitlement thereto, net of any Taxes imposed upon Parent by reason of the receipt of such amount. Notwithstanding the foregoing, any Income Tax refunds received by Parent or the Surviving Corporation or any of its Subsidiaries or any amount credited against Income Taxes to which Parent or the Surviving Corporation and any of its Subsidiaries become entitled that are solely attributable to the payment of bonuses pursuant to the Thermon Industries, Inc. Special Bonus Plan for Employees shall be paid over to the Shareholder Representative pursuant to this Section 7.3(e) notwithstanding the fact that such amounts may be deemed attributable to deductions arising out of or in connection with the transactions contemplated hereby, or a net operating loss produced by such deductions. The parties intend that any payments from Parent to the Shareholder Representative under this Section 7.3(e) shall be treated as an adjustment to the Purchase Price of the Common Shares for purposes of all Applicable Laws, including Tax laws.

(f) Tax Audits. Parent and Merger Sub agree (i) to furnish to the Shareholder Representative copies of all correspondence received from any governmental entity in connection with any audit, litigation or other proceedings relating to the Income Tax Returns of the Company or any of its Subsidiaries for taxable periods beginning prior to the Closing Date, and (ii) to cooperate, to the extent reasonably requested by the Shareholder Representative, in connection with any audit, litigation or other proceedings in respect to the Income Taxes of the Company or any of its Subsidiaries. The Shareholder Representative, in its sole discretion, shall have the right to participate in or control any audit, examination, litigation or other proceedings by any governmental entity and contest and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating to or with respect to Income Taxes or Income Tax Returns for any period ending on or prior to the Closing Date and shall have full control over the resolution or settlement of any such matters; provided, however, that the Shareholder Representative (i) shall promptly inform Parent of any material development in such proceeding and promptly provide Parent with copies of all correspondence received from or sent to the applicable Tax authority in connection with such proceeding, (ii) shall permit Parent to participate in the proceeding to the extent the adjustment may affect the Tax liability of the Company or any of its Subsidiaries for a period ending after the Closing Date, and (iii) shall not settle or otherwise compromise such proceeding without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. To the extent the Shareholder Representative does not assume control over any such matters, Parent shall not settle or otherwise compromise such proceeding without the prior written consent of the Shareholder Representative, which shall not be unreasonably withheld, conditioned or delayed. To the extent that any assessment, notice of deficiency or other adjustment or proposed adjustment related to or with respect to the Income Tax Returns for any taxable period other than a period ending on or prior to the Closing Date would require indemnification hereunder, Parent (A) shall control the defense of such claim but shall permit the Shareholder Representative to participate in the proceeding, and (B) shall not settle or otherwise compromise such proceeding without the prior written consent of the Shareholder Representative, which shall not be unreasonably withheld, conditioned or delayed.

7.4 Employee Benefits.

(a) Until December 31, 2007, except as otherwise required by applicable law, Parent shall, or shall cause the Surviving Corporation to, provide to individuals who are employed by the Company and its Subsidiaries immediately prior to the Closing who remain employed with the Surviving Corporation or any Subsidiary of the Company after the Closing (“Affected Employees”), employee benefits (including pension and welfare benefits, but excluding equity incentive arrangements), which are, in the aggregate, substantially comparable to and no less favorable in any material respect than the employee benefits (excluding equity incentive arrangements) provided to Affected Employees immediately prior to the Closing.

(b) Parent shall, or shall cause the Surviving Corporation to, provide to Affected Employees full credit (consistent with current policies), solely for purposes of eligibility and vesting, under severance benefit, vacation and other employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent (to the extent such Affected Employees participate in any such employee welfare benefit plan or arrangement) for such Affected Employees’ service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Closing; provided, however, that the crediting shall not operate to duplicate any benefit.

(c) Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans of Parent that such employees may be eligible to participate in after the Closing, other than limitations or waiting periods that were in effect with respect to such employees as of the

Closing under any welfare plan maintained by the Company for the Affected Employees immediately prior to the Closing, and (ii) provide each Affected Employee with credit for any co-insurance and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing during the same plan year in which such co-payments and deductibles were paid.

ARTICLE 8

CONDITIONS TO OBLIGATION TO THE CLOSING

8.1 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions to be performed by each of them in connection with the Closing is subject to satisfaction of the following conditions:

(a) (i) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing Date (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), with the same force and effect as if then made; and (ii) the representations and warranties of the Company contained in this Agreement that are not qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing Date (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), with the same force and effect as if then made, in all material respects. In the event that the Company shall have delivered one or more Disclosure Schedule Updates and Parent has not terminated this Agreement in accordance with Section 13.1(b), such Disclosure Schedule Update will be deemed to modify the Disclosure Schedule and the disclosures therein will be given effect but only for purposes of determining the accuracy of the Company’s representations and warranties;

(b) the Company shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

(c) the Company shall have delivered to Parent a certificate executed by a senior executive officer of the Company to the effect that each of the conditions specified to the effect that each of the conditions specified in Section 8.1(a) and Section 8.1(b) have been satisfied;

(d) no action, suit, or proceeding shall be pending or, to the Knowledge of the Company, threatened before any federal or state court of competent jurisdiction or other governmental authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge has been or is reasonably likely to be issued (i) preventing consummation of the transactions contemplated by this Agreement, or (ii) causing the transactions contemplated by this Agreement to be rescinded following consummation;

(e) all required filings shall have been made pursuant to the HSR Act and Foreign Monopoly Laws and any applicable waiting period (and extensions thereof) under the HSR Act and Foreign Monopoly Laws shall have expired or terminated;

(f) the Shareholder Representative shall have delivered to the Escrow Agent the Escrow Agreement, duly executed by the Shareholder Representative on behalf of the Company Shareholders;

(g) [Intentionally Omitted].

(h) the Company, Parent or Merger Sub, as the case may be, shall have obtained financing on terms and conditions satisfactory to Parent and Merger Sub;

(i) there shall have been no change, event or development that has had or would reasonably be expected to have a Material Adverse Effect;

(j) all payoff letters and releases relating to (i) any Seller Expenses and (ii) any Indebtedness marked with an asterisk on Section 4.17(b) of the Disclosure Schedule and releases from third parties of any and all Security Interests relating to the assets and property of any Company will have been obtained by the Company;

(k) the Company shall have caused the agreements set forth on Section 8.1(k) of the Disclosure Schedule to have been terminated on terms and conditions reasonably satisfactory to Parent and the Company shall have delivered to the Parent documentation reasonably satisfactory to the Parent evidencing such termination;

(l) the Company shall have delivered to Parent a certificate, dated as of the Closing Date, of the Secretary of the Company certifying as to (i) the Company’s Articles of Incorporation, certified by the Secretary of State of Texas; (ii) the Company’s Bylaws; (iii) the names of the officer or officers of the Company authorized to execute any and all documents, agreements and instruments contemplated herein to be executed by the Company; and (iv) the resolutions of the Company’s board of directors approving the execution of this Agreement and the consummation of the transactions contemplated hereby;

(m) all other material governmental approvals or consents, if any, required by Applicable Law, and all applicable third party consents, if any, required under any material contract to which the Company is a party identified in Section 4.12 of the Disclosure Schedule, for the consummation of the transactions contemplated by this Agreement, shall have been received, satisfied or waived;

(n) Parent shall have obtained, no later than twenty days prior to the Closing, a commitment for a 2006 ALTA Owner’s Title Insurance Policy or other form of policy acceptable to the Parent for each parcel of real property owned by the Company and its Subsidiaries and set forth on Section 8.1(n) of the Disclosure Schedule issued by a title insurance company satisfactory to Parent (the “Title Company”), together with a copy of all documents referenced therein (the “Title Commitments”);

(o) at Closing, Parent shall have obtained title insurance policies from the Title Company (which may be in the form of a mark-up of a pro forma of the Title Commitments) in accordance with the Title Commitments, insuring each of the Company’s and its Subsidiaries’ fee simple title to each such parcel of real property owned by the Company and its Subsidiaries and set forth on Section 8.1(o) of the Disclosure Schedule, as of the Closing Date, subject only to Permitted Encumbrances, in such amount as Parent reasonably determines to be the value of the real property insured thereunder and include such endorsements as are reasonably required by Parent (the “Title Policies”). Parent shall pay all fees, costs and expenses with respect to the Title Commitments and Title Policies;

(p) Parent shall have obtained, no later than twenty days prior to the Closing, a survey for each parcel of real property owned by the Company and it Subsidiaries and set forth on Section 8.1(p) of the Disclosure Schedule in form reasonably acceptable to the Title Company and Parent (the “Surveys”). The Surveys shall not disclose any encroachment from or onto any of such real property or any portion thereof or any other survey defect which has not been cured or insured over to Parent’s reasonable satisfaction prior to the Closing; and Parent shall have paid or committed to pay all fees, costs and expenses with respect to the Surveys;

(q) Parent shall have received Letters of Transmittal executed by each of the Company Shareholders (other than Dissenting Shareholders);

(r) Parent shall have received the Non-Compete Agreements and each such Non-Compete Agreement shall be in full force and effect;

(s) Parent shall have received the Option Cancellation Agreements and each such Option Cancellation Agreement shall be in full force and effect;

(t) Parent shall have received the Burdick Guaranties and each such Burdick Guaranty shall be in full force and effect;

(u) The aggregate number of Dissenting Shares shall total not more than 5% of the Common Shares outstanding as of the date hereof;

(v) The Requisite Shareholder Approval shall have been obtained;

(w) Each of the Management Shareholders shall have executed and delivered the Rollover Documents to which he, she or it is to be a party; and

(x) Parent shall have received evidence satisfactory to Parent that the Canadian Reorganization shall have been consummated.

Parent, for itself and on behalf of Merger Sub, may waive any condition specified in this Section 8.1 if it executes a writing so stating at or prior to the Closing.

8.2 Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (other than representations and warranties which address matters only as of a particular date, in which case such representations and warranties shall be true and correct, on and as of such particular date), with the same force and effect as if then made;

(b) Parent and Merger Sub shall have performed and complied with all of their covenants hereunder in all material respects through the Closing;

(c) Parent and Merger Sub shall have delivered to the Shareholder Representative a certificate executed by a senior executive officer of each of Parent and Merger Sub to the effect that each of the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) Parent shall have delivered to the Escrow Agent the Escrow Agreement, duly executed by Parent;

(e) Parent shall have assumed or amended, restated or otherwise replaced the Company’s and its Subsidiaries’ current lines of credit, and following such amendment(s), restatement(s) or other modification(s), the Company and its Subsidiaries shall have, as of the Effective Time, excess cash and/or immediate availability under one or more lines of credit in an aggregate amount of no less than $15,000,000.

(f) no action, suit, or proceeding shall be pending before any federal or state court of competent jurisdiction or other governmental authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge has been or is reasonably likely to be issued (i) preventing consummation of the transactions contemplated by this Agreement, or (ii) causing any of the transactions contemplated by this Agreement to be rescinded following consummation; and

(g) all required HSR Act and Foreign Monopoly Law filings shall have been made and any applicable waiting period (and extensions thereof) under the HSR Act and Foreign Monopoly Laws shall have expired or terminated.

The Shareholder Representative, on behalf of the Company Shareholders, may waive any condition specified in this Section 8.2 if the Shareholder Representative executes a writing so stating at or prior to the Closing.

ARTICLE 9

INDEMNIFICATION

9.1 Survival of Representations and Warranties. Subject to Article 10 and Article 11, all covenants, agreements, representations and warranties made by the Company, Parent and Merger Sub pursuant to this Agreement shall be deemed to have survived the Closing and shall remain effective, subject to the provisions of Section 10.1.

9.2 Indemnification Provisions for Benefit of Parent and the Surviving Corporation. Subject to Article 10 and Article 11, from and after Closing, the Company Shareholders (severally (on an Adjusted Pro Rata Basis) and not jointly) shall indemnify and save and hold Parent and the Surviving Corporation and their respective officers, directors, employees, equityholders, Affiliates (including the Company and its Subsidiaries following the Closing), successors, assigns and/or agents (collectively, the “Parent Indemnified Parties”) harmless from and against any Adverse Consequences suffered or incurred by any such Parent Indemnified Party, whether or not arising out of third party claims, and whether directly or indirectly arising out of or resulting from:

(a) the inaccuracy in any representation or the breach of any warranty made by the Company in this Agreement or any certificate provided pursuant to this Agreement;

(b) the failure of the Company or the Shareholder Representative duly to perform or observe any covenant or agreement in this Agreement required on the part of the Company or the Shareholder Representative to be performed or observed prior to, on, or after the Closing Date (it being understood that nothing contained herein or in Article 14 shall preclude the Parent Indemnified Parties from making a claim directly against the Shareholder Representative for a breach by the Shareholder Representative of its obligations under this Agreement;

(c) any obligation or liability, contingent or otherwise, for Seller Expenses or brokers’ or finders’ fees or commissions in connection with the transactions contemplated by this Agreement;

(d) any outstanding Indebtedness in existence as of the Closing Date (or otherwise relating to periods on or prior to the Closing);

(e) any violation by the Company arising before the Closing Date of any export administration regulations or any laws and regulations (including executive orders) administered by the Office of Foreign Assets Control, including without limitation any fines, penalties, costs and expenses incurred with respect to any actions taken by Parent or any of its Subsidiaries to mitigate liability, the investigation of any violations or suspected violations, implementation of the initial set up of the applicable compliance procedures, disclosures to any governmental body and settlement of such violations, and any liability resulting from the termination or limitation of insurance arising from any violation, including, without limitation, any Adverse Consequences arising from or relating to the voluntary disclosures or final reports made to the Office of Export Enforcement at the Bureau of Industry and Security (Department of Commerce) and at the Office of Foreign Assets Control (Department of Treasury);

(f) all (i) Income Taxes (or the non-payment thereof) of (A) the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, (B) any member of any Affiliated Group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (C) any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (ii) Taxes (or the non-payment thereof) of (A) Thermon Heat Tracers Pvt. Ltd. for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date and (B) any Person (other than Thermon Heat Tracers Pvt. Ltd.) imposed on Thermon Heat Tracers Pvt. Ltd. as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing;

(g) [Intentionally Omitted];

(h) any claim or assertion by any former shareholder of the Company or its Subsidiaries (to the extent any such Person has not executed a full general release in favor of the Company and its Subsidiaries in respect of any such claim(s) or assertion(s)); provided, such claim or assertion relates to actions or omissions by the Company or its Subsidiaries that have first occurred prior to the Effective Time;

(i) the underfunding of the Company’s defined benefit pension plans in the Netherlands;

(j) any claims or assertions made by Franco Chakkalakal against the Company or any of its Subsidiaries (whether in his capacity as a minority shareholder of Thermon Heat Tracers Pvt. Ltd. or otherwise); provided, that such right to indemnification pursuant to this Section 9.2(j) shall not apply to any claim until the aggregate amount of Adverse Consequences of all claims made pursuant to Section 9.2(j) totals at least $100,000 (the “Franco Basket”), in which event such indemnity shall apply only to the extent of the amount in excess of the Franco Basket; provided further, that such right to indemnification pursuant to this Section 9.2(j) shall be limited to an amount equal to $350,000.

(k) the expired Consent to Operate issued by the Maharashtra Pollution Control Board located in the Republic of India which expired on June 30, 1993;

(l) non-compliance with the Indian Foreign Exchange Regulation Act by the Company or any of its Subsidiaries prior to the Closing Date;

(m) any breach or violation of any certificate of eligibility issued by or on behalf of the government of Maharashtra, any indenture between Thermon Heat Tracers Pvt. Ltd. and the Governor of Maharashtra or agreement between Thermon Heat Tracers Pvt. Ltd. and the State Industrial and Investment Corporation of Maharashtra Limited, in each case relating to tax or other incentives, by the Company or any of its Subsidiaries prior to the Closing Date;

(n) the failure of the Company or any of its Subsidiaries to properly state deductions for import duties in the United Mexican States (whether federal, state or local); provided, that such right to indemnification pursuant to this Section 9.2(n) shall be net of the $200,000 reserve for such matter reflected on the Most Recent Financial Statements;

(o) (i) that certain Asset Purchase Agreement, dated as of December 29, 2006, by and between Thermon Canada, Inc. and Intertec Instrumentation, Ltd., and (ii) any oral tax indemnification agreement between Yamari Industries Ltd. and the Company or any of its Subsidiaries; provided, that such right to indemnification pursuant to this Section 9.2(o) shall be limited to an amount equal to $1,500,000; and

(p) the production, use, sale or distribution, or alleged production, use, sale or distribution, of asbestos, silica or mixed dust (or any combination thereof), other than in respect of the specific matters set forth on Section 9.2(p) of the Disclosure Schedule.

9.3 Indemnification Provisions for Benefit of the Company Shareholders. From and after Closing, Parent and the Surviving Corporation, jointly and severally, shall indemnify, and save and hold harmless each Company Shareholder and their respective officers, directors, employees, equityholders, Affiliates and/or agents (collectively, the “Seller Indemnified Parties”) from and against any Adverse Consequences suffered or incurred by any one or more of them, whether or not arising out of third party claims and whether directly or indirectly arising out of or resulting from:

(a) the inaccuracy in any representation or the breach of any warranty made by Parent or Merger Sub in this Agreement or any certificate provided pursuant to this Agreement; or

(b) the failure of Parent or Merger Sub duly to perform or observe any covenant or agreement in this Agreement required on the part of Parent or Merger Sub to be performed or observed prior to, on, or after the Closing Date.

9.4 Use of Materiality. Notwithstanding anything contained herein to the contrary, for purposes of determining whether there has been a breach and the amount of any Adverse Consequences that are the subject matter of a claim for indemnification hereunder, each representation and warranty in this Agreement (other than the representations and warranties of the Company contain in Section 4.5(a)) and each certificate delivered pursuant hereto shall be read without regard and without giving effect to the term “material” or “Material Adverse Effect” or similar phrases contained in such representation or warranty which has the effect of making such representation and warranty less restrictive (as if such word were deleted from such representation and warranty).

9.5 Exclusive Remedy. Except for claims based on fraud or fraudulent or willful misconduct or breaches of any Rollover Document, Non-Compete Agreement, Letter of Transmittal or Option Cancellation Agreement, this Article 9, as limited by the provisions of Article 10 and Article 11, constitutes the Parties’ sole and exclusive remedy, from and after the Closing, for any and all Adverse Consequences or other claims (excluding any actions for specific performance) relating to or arising from this Agreement, and the transactions contemplated hereby. None of the Parties may avoid such limitation on liability by seeking damages for breach of contract, tort or pursuant to any other theory of liability, other than claims based on fraud or fraudulent or willful misconduct (provided that any Adverse Consequences arising out of or relating to fraud or fraudulent or willful misconduct will be limited in all instances to an amount equal to the Merger Consideration). Except as otherwise provided in this Section 9.5 or for claims based on fraud or fraudulent or willful misconduct or breaches of any Rollover Document, Non-Compete Agreement, Letter of Transmittal or Option Cancellation Agreement, no claim shall be brought or maintained by Parent, the Surviving Corporation or their Affiliates, successors or permitted assigns against the Company or any of the Company Shareholders, their successors or permitted assigns and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the agreements, representations, warranties or covenants of the Company or any other Person set forth or contained in this Agreement, any information, document or material furnished or made available to Parent or Merger Sub in “data rooms,” management presentations or in any other form in anticipation of or in connection with the transactions contemplated by this Agreement, the ownership, operation, management, use, control of, and other actions or omissions with respect to, the business of the Company and its Subsidiaries, any of their assets, any of the transactions contemplated hereby or any other actions or omissions at or prior to the Closing Date.

ARTICLE 10

LIMITATIONS ON INDEMNIFICATION

10.1 Term.

(a) All of the representations and warranties of the Company contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby until the date that is 90 days after the completion of and delivery by the Company’s accountants of the Company’s audit for the fiscal year ending on March 31, 2008 (the “General Expiration Date”).

(b) All of the representations and warranties of Parent and Merger Sub contained in this Agreement shall survive the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby until the General Expiration Date.

(c) Notwithstanding anything in this Article 10 to the contrary, (i) the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.8 and 4.17 shall survive for a period of 5 years following the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.1 shall survive for a period of 5 years following the Closing Date, (iii) the indemnification provisions set forth in Sections 9.2(j) – 9.2(o) shall survive until the fifth anniversary of the Closing Date (provided that such indemnification provision shall survive beyond the fifth anniversary of the Closing Date with respect to any claim in connection therewith, written notice of which shall have been duly given on or prior to the fifth anniversary of the Closing Date), (iv) the indemnification provisions set forth in Section 9.2(p) shall survive until the tenth anniversary of the Closing Date (provided that such indemnification provision shall survive beyond the tenth anniversary of the Closing Date with respect to any claim in connection therewith, written notice of which shall have been duly given on or prior to the tenth anniversary of the Closing Date), (v) the covenants of the Parties shall survive indefinitely, and (vi) all representations and warranties shall survive beyond the applicable period with respect to any inaccuracy therein or breach thereof, notice of which shall have been duly given within such applicable period in accordance with Article 9, 10 and 11 hereof.

10.2 Indemnification Basket. Except for any right of any Parent Indemnified Party to indemnification pursuant to Sections 9.2(b) – 9.2(o) (for which the Indemnity Basket shall not apply and for which any Adverse Consequences shall not count toward satisfaction of the Indemnity Basket), any right of any Parent Indemnified Party to indemnification under this Agreement shall not apply to any claim until the aggregate amount of Adverse Consequences of all claims made pursuant to this Agreement totals at least $1,510,000 (the “Indemnity Basket”), in which event such indemnity shall apply to all such claims, but only to the extent of the amount in excess of the Indemnity Basket; provided that Company Shareholders shall not have any liability under Section 9.2(a) or Section 9.2(p) above for any individual item where the Adverse Consequences relating to such item is less than $25,000 (with it being understood, however, that all Adverse Consequences related to claims arising out of the same or similar facts, events or circumstances shall be considered an individual claim for purposes of this Agreement and all such items shall be aggregated for purposes of this Section 10.2). In addition, the Indemnity Basket shall not apply to any Adverse Consequences, directly or indirectly, relating to, arising from, as a result of, allocable to, in the nature of or caused by breaches of the representations, warranties or covenants contained in Sections 4.1 and 4.2. In addition, any Adverse Consequences, directly or indirectly, relating to, arising from, as a result of, allocable to, in the nature of or caused by breaches of the representations, warranties or covenants contained in Section 4.14(a) shall be calculated net of any reserves set forth in the Financial Statements relating solely and specifically to such Adverse Consequences.

10.3 Limited Recourse.

(a) Except as set forth in Sections 9.5, 10.3(b), 10.3(c), 10.3(d), 10.3(e) and 10.3(f) all rights of any Parent Indemnified Party to indemnification from or by the Company Shareholders under this Agreement (including under Section 9.2) shall be limited to the Indemnity Escrow Fund, and all rights of any Seller Indemnified Party shall be limited to an amount equal to the Indemnity Escrow Fund.

(b) The limitations set forth in Section 10.3(a) shall not apply to any Adverse Consequences, directly or indirectly, relating to, arising from, as a result of, allocable to, in the nature of or caused by breaches of the representations, warranties or covenants referenced in Section 10.1(c) (other than with respect to the indemnification provisions set forth in Section 9.2(p), which shall be subject to the limitations set forth in Section 10.3(a) (prior to the General Expiration Date) and Section 10.3(c) (following the General Expiration Date) below) or any right of any Parent Indemnified Party to indemnification pursuant to Sections 9.2(b), 9.2(c), 9.2(d), and Sections 9.2(f) – 9.2(h) and Sections 9.2(j), 9.2(n) and 9.2(o), provided that such representations, warranties, covenants and rights to indemnification identified in this Section 10.3(b) shall be limited to an amount equal to the Merger Consideration.

(c) Notwithstanding anything contained herein to the contrary, after the General Expiration Date, all rights of any Parent Indemnified Party to indemnification from or by the Company Shareholders pursuant to Section 9.2(p) shall be limited to an amount equal to $6,000,000, as reduced for any Adverse Consequences actually paid by the Company Shareholders or released from the Indemnity Escrow Fund on behalf of the Company Shareholders in respect of such indemnification matters set forth in Section 9.2(p) prior to the General Expiration Date.

(d) Notwithstanding anything contained herein to the contrary, all rights of any Parent Indemnified Party to indemnification from or by the Company Shareholders pursuant to Section 9.2(e) shall be limited to the CBT Escrow Fund, and the indemnification set forth in Section 9.2(e) shall survive until the Surviving Corporation or its Subsidiaries have settled in all respects all open matters related thereto and there is no open investigation or inquiry with any governmental authority with respect thereto.

(e) The limitations set forth in Section 10.3(a) shall not apply to any right of any Parent Indemnified Party to indemnification pursuant to Sections 9.2(k) – 9.2(m); provided, that, notwithstanding the provisions in Section 10.3(b), such right to indemnification (i) shall not apply to any claim until the aggregate amount of Adverse Consequences of all claims made pursuant to Sections 9.2(k) – 9.2(m) totals at least $25,000 (the “India Basket”), in which event such indemnity shall apply to all such claims, but only to the extent of the amount in excess of the India Basket and (ii) shall be limited to an amount equal to $500,000.

(f) The limitations set forth in Section 10.3(a) shall not apply to any right of any Parent Indemnified Party to indemnification pursuant to Section 9.2(n); provided, that, notwithstanding the provisions in Section 10.3(b), such right to indemnification shall be limited to an amount equal to $500,000.

10.4 Setoff. Each Indemnified Party shall be entitled to recover any indemnification payment or other amounts due from any indemnifying party hereunder by retaining and setting off the amounts which are liquidated or reduced to judgment against any amounts due or to become due from any indemnifying party to any party to be indemnified hereunder or under any document or agreement delivered pursuant hereto or in connection herewith.

10.5 Manner of Payment. Any indemnification payment of Parent, the Surviving Corporation or the Company Shareholders pursuant to this Agreement shall be effected by cashier’s or certified check or by wire transfer of immediately available funds from Parent or the Shareholder Representative (on behalf of the Company Shareholders (on an Adjusted Pro Rata Basis)), as the case may be, to an account designated by the Shareholder Representative or Parent, as the case may be, within five (5) business days after the determination of indemnification amounts. Any amounts owing from the Company Shareholders pursuant to this Agreement (other than pursuant to Section 9.2(f)) shall first be made from the Indemnity Escrow Fund to the extent of available funds therein prior to any amounts being funded directly by the Company Shareholders.

10.6 Effect of Investigation. The right to indemnification, payment of Adverse Consequences of a Parent Indemnified Party or for other remedies based on any representation, warranty, covenant or obligation of the Company Shareholders contained in or made pursuant to this Agreement shall not be affected by (i) any investigation conducted with respect to, or any knowledge acquired (or capable or being acquired) at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation or (ii) the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification based on such representations, warranties, covenants and obligations.

ARTICLE 11

COOPERATION

11.1 Notice of Claims. Each Party will give prompt written notice to the other Parties of any claim by a third party or by any governmental body, or any legal, administrative or arbitration proceeding (“Third Party Claim”) which such Party (“Indemnified Party”) discovers or of which it receives notice after the Closing and which may give rise to a claim against any other Party or Parties (“Indemnifying Party”) under Sections 9.2 or 9.3, as the case may be. All notices shall state in reasonable detail the nature, basis and amount (to the extent reasonably ascertainable) of such Third Party Claim. No delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then, subject to this Article 11, solely to the extent) the Indemnifying Party thereby is prejudiced.

11.2 Right to Defense.

(a) The Indemnifying Party shall have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party in writing within fifteen (15) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnifying Party from and against the entirety (without qualification or reservation of rights) of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim. After notice by the Indemnifying Party to the Indemnified Party of its election to assume the defense of any Third Party Claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defense of the Third Party Claim in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim. The Indemnified Party shall make available to the Indemnifying Party, their attorneys and accountants, at all reasonable times, all books and records of the Indemnified Party or the Company, as the case may be, relating to any Third Party Claim and the Parties will render to each other such assistance as may reasonably be required in order to insure proper and adequate defense of any Third Party Claim.

(b) So long as the Indemnifying Party is conducting the defense of the Third Party Claim, the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party unless (i) such judgment or settlement does not involve an injunction or other equitable relief, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim will not, in the good faith judgment of the Indemnified Party, be reasonably likely to establish a precedent, custom or practice materially adverse to the continuing business interests of the Indemnified Party. The Indemnifying Party will have no liability or additional expense with respect to any compromise or settlement of any Third Party Claim effected without its prior written consent.

11.3 Calculation of Amounts; Other Limitations.

(a) The amounts for which an indemnifying party shall be liable under Article 9 shall be net of any: (i) Tax Benefit (as defined herein) realized by a party to be indemnified in respect of such party’s Adverse Consequences; (ii) insurance proceeds actually received by a party to be indemnified in respect of such party’s Adverse Consequences (net of all out-of-pocket costs directly related to such recovery and net of any increases in premiums as a result thereof); and (iii) any amounts actually recovered by the party to be indemnified pursuant to any indemnification by or indemnification agreement with any third party (net of all out-of-pocket costs directly related to such recovery). In no event shall Adverse Consequences under Article 9 (other than with respect to breaches of the representations and warranties contained in Section 4.11 which cause the Company to cease (temporarily or permanently) doing business as a result of any such breach) include any consequential, lost profits or punitive damages, except in each case to the extent payable to a third party. The amount of Adverse Consequences with respect to which an Indemnified Party is to be indemnified pursuant to this Article 9 initially shall be determined without regard to any Tax Benefit. However, to the extent that the Indemnified Party actually realizes a tax benefit (a “Tax Benefit”) with respect to any payment for Adverse Consequences made hereunder through a refund of Taxes or reduction in actual amount of Taxes that otherwise would be payable by the Indemnified Party, the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit (but not in excess of the indemnification payment or payments actually received from the Indemnifying Party with respect to such Adverse Consequences) at such time or times as and to the extent that the Indemnified Party or any Affiliate of such Indemnified Party actually realizes such Tax Benefit. For this purpose, Tax Benefits shall be calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Adverse Consequences for which indemnification was made and treating such Tax items as the last items claimed for any taxable period and shall be reduced by the amount of any related Tax detriment suffered by the Indemnified Party. Parent, on the one hand, and the Shareholder Representative (on behalf of the Company Shareholders), on the other hand, agree to provide the other or its designated representatives with assistance and such documents and records reasonably requested by them that are relevant to their ability to determine when an amount is payable to, or receivable from, the other party pursuant to this Section 11.3(a), including copies of Tax returns, estimated tax payments, schedules and related supporting documents. If any adjustments are made to any Tax Return relating to the Indemnified Party for any taxable period as a result of or in settlement of any audit, other administrative proceeding or judicial proceeding or as the result of the filing of an amended return to reflect the consequences of any determination made in connection with any such audit or proceeding and if such adjustment results in any change in the amount of any Tax Benefit or Tax detriment to the Indemnified Party, appropriate payments will be made between the Indemnifying Party and the Indemnified Party in accordance with the previous sentence to properly reflect such adjustment amount. Notwithstanding the foregoing, this Section 11.3(a) shall automatically terminate and be of no further force or effect at such time as investment funds managed by Audax Management Company, LLC no longer own a controlling interest in Parent and the Surviving Corporation (on a consolidated basis).

(b) Without prejudice to the rights of the Parent or the Surviving Corporation to be indemnified, held harmless and reimbursed when and as required by Article 9, if any Adverse Consequences sustained by Parent or the Surviving Corporation are covered by an insurance policy or an indemnification obligation of another Person (other than an Affiliate of Parent or a customer or material supplier of the Surviving Corporation or any of its Subsidiaries), Parent and the Surviving Corporation shall use commercially reasonable efforts to collect such insurance or indemnity payments. If Parent or the Surviving Corporation actually receives such insurance or indemnity payments prior to being indemnified, held harmless and reimbursed with respect to such Adverse Consequences, the payment with respect to such Adverse Consequences shall be reduced (but not below zero) by the amount of such insurance proceeds or indemnity payments to the extent related to such Adverse Consequences, net of attorney’s fees and other costs (direct or indirect) or expenses incurred in connection with such recovery. If Parent or the Surviving Corporation receives such insurance proceeds or indemnity payments after being indemnified and held harmless with respect to such Adverse Consequences, Parent or the Surviving Corporation, as the case may be, shall reimburse the Indemnifying Party, or the Escrow Fund (up to a maximum of the total amount paid to Parent or the Surviving Corporation in respect of such Adverse Consequences) if after Closing, the amount of such insurance proceeds or indemnity payments to the extent related to such Adverse Consequences, net of attorneys’ fees and other costs (direct and indirect) or expenses incurred in connection with such recovery. For purposes of this Section 11.3, neither Parent nor the Surviving Corporation shall be deemed to have received an insurance payment if such payment is made under an insurance plan or program that is self funded by Parent, the Surviving Corporation or their Affiliates. If Parent or the Surviving Corporation receives an indemnity payment on account of a claim for Adverse Consequences that the Shareholder Representative believes in good faith is covered by an insurance policy or an indemnification obligation of another Person (other than an Affiliate of Parent or a customer or material supplier of the Surviving Corporation or any of its Subsidiaries), and Parent in good faith does not so believe, Parent or the Surviving Corporation, as the case may be, shall (i) on written request of the Shareholder Representative, assign, to the extent assignable, its rights under such insurance policy or indemnification obligation with respect to such claim for Adverse Consequences to the Company Shareholders, up to the amount of any indemnification payments made by the Company Shareholders in respect of such claim for Adverse Consequences, and (ii) be relieved of any further obligation to pursue collection of such insurance or indemnification (except that, if requested to do so by the Company Shareholders, Parent and the Surviving Corporation shall reasonably cooperate with the Company Shareholders, at sole expense of the Company Shareholders, to collect any such insurance or indemnification). Nothing herein shall be deemed to require any Party to seek any insurance proceeds or indemnity payments pursuant to this Section 11.3 in advance of pursuing such Party’s remedies against any Indemnifying Party pursuant to the terms of this Agreement.

ARTICLE 12

DISPUTE RESOLUTION

12.1 Exclusive Procedure for Dispute Resolution. Any dispute arising out of or relating to this Agreement or any of the agreements, documents and instruments executed and delivered in connection herewith and the transactions contemplated by any of the foregoing, including claims for indemnification pursuant to Article 9, shall be resolved in accordance with the procedures specified in this Article 12.

12.2 Negotiation Between Executives. The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement or any of the agreements, documents and instruments executed and delivered in connection herewith and the transactions contemplated by any of the foregoing promptly by negotiation between the Company (if such dispute arises prior to Closing), the Shareholder Representative and executives of Parent (the “Negotiators”). Any Party may give the other Parties written notice of any dispute not resolved in the normal course of business. Within 15 days after delivery of the notice, the receiving Party shall submit to the others a written response. The notice and response shall include (i) a statement of each Party’s position and a summary of arguments supporting that position, and (ii) the name and title of the Negotiators and of any other Person who will accompany them. Within 30 days after delivery of the disputing Party’s notice, the Negotiators shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one Party to the others will be honored. If the dispute has not been resolved by the Negotiators within 60 days of the disputing Party’s notice, or if the Negotiators fails to meet within 30 days, any Party may initiate arbitration as provided in Section 12.3. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of the Federal Rules of Evidence and state rules of evidence.

12.3 Arbitration. Any controversy, dispute or claim arising out of or relating in any way to this Agreement, the Transaction Documents or the other agreements contemplated hereby or the transactions arising hereunder or thereunder that cannot be resolved by negotiation pursuant to Section 12.2 shall, except as otherwise provided in Section 2.4, be resolved exclusively by mandatory, final and binding arbitration in Chicago, Illinois. Such arbitration shall be administered by the Center for Public Resources Institute for Dispute Resolutions (the “Institute”) in accordance with its then prevailing Rules (the “Rules”) for Non Administered Arbitration of Business Disputes (except as otherwise provided herein), by one independent and impartial arbitrator appointed by the Seller Shareholders and Buyer (or, if they cannot agree, in accordance with the Rules). Notwithstanding anything to the contrary provided in this Article 12, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of the Institute and the arbitrator shall be shared equally by the Parties and advanced by them from time to time as required; provided, that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the fees and expenses of attorneys, accountants and other experts) and interest at a rate of 5% to the prevailing Party. The arbitrator shall permit and facilitate such discovery as the Parties shall reasonably request. The Parties shall keep confidential any Evaluation Material or other non-public information disclosed in discovery. The arbitrator shall render his or her award within 90 days of the conclusion of the arbitration hearing. The arbitrator shall be expressly empowered to award to any Party any losses in connection with any dispute between them arising out of or relating in any way to this Agreement or the other agreements contemplated hereby or the transactions arising hereunder or thereunder, and each Party hereby irrevocably waives any objection to such recovery by any other Party hereto. The award rendered by the arbitrator shall be final and not subject to judicial review, and judgment thereon may be entered in any court of competent jurisdiction. In rendering such decision and award, the arbitrator shall not add to, subtract from or otherwise modify the provisions of this Agreement and shall make its determinations in accordance therewith.

12.4 Provisional Remedies. The procedures specified in this Article 12 shall be the sole and exclusive procedures for the resolution of disputes between the Parties arising out of or relating to this Agreement; provided, however, that a Party, without prejudice to the above procedures, may apply to any court of competent jurisdiction for specific performance, injunctive, and/or other non monetary judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitration panel is convened and available to hear such party’s request for temporary relief. Despite such action the Parties will continue to participate in good faith in the dispute resolution procedures specified in this Article 12. Failure to comply with the procedures specified in this Article 12 shall not relieve any Indemnifying Party from any obligation hereunder unless (and then, solely to the extent) the Indemnifying Party thereby is prejudiced.

12.5 Performance to Continue. Each Party shall continue to perform his or its obligations under this Agreement pending final resolution of any dispute arising out of or relating thereto.

ARTICLE 13

TERMINATION

13.1 Termination of Agreement. The Parties may terminate this Agreement at any time prior to Closing as provided below:

(a) Parent and the Company may terminate this Agreement by mutual written consent;

(b) Parent may terminate this Agreement by giving written notice to the Company and the Shareholder Representative in the event that (i) the Company or the Shareholder Representative has breached any representation, warranty or covenant contained in this Agreement in any material respect, Parent has notified the Company and the Shareholder Representative of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, (ii) Parent reasonably determines that there is new or changed information contained in any Disclosure Schedule Update which modifies any of the representations and warranties of the Company in any material respect, Parent gives written notice to the Company and the Shareholder Representative thereof within five (5) business days after receipt of the Disclosure Schedule Update, or (iii) the Closing shall not have occurred on or before September 15, 2007 by reason of the failure of any condition precedent under Section 8.1 (unless the failure results primarily from Parent or Merger Sub breaching any representation, warranty or covenant contained in this Agreement);

(c) The Company may terminate this Agreement by giving written notice to Parent in the event that (i) Parent or Merger Sub has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Company has notified Parent of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach, or (ii) the Closing shall not have occurred on or before September 15, 2007 by reason of the failure of any condition precedent under Section 8.2 (unless the failure results primarily from the Company breaching any representation, warranty or covenant contained in this Agreement); and

(d) By Parent or the Company if a governmental entity of competent jurisdiction shall have issued an order or taken (or threatened to take) any other action which permanently restrains, enjoins or would otherwise prohibit the transaction contemplated by this Agreement.

13.2 Effect of Termination. Except for this Article 13, Section 16.8, Section 16.11 and the confidentiality letter agreement (described in Section 16.3) (which provisions and the referenced confidentiality letter agreement shall survive the termination of this Agreement), upon the termination of this Agreement no Party or any of its officers, directors, partners, employees, agents, consultants, shareholders, principals or any other Affiliate shall have any rights, liabilities or obligations hereunder or with respect hereto; provided, however, that nothing contained in Section 13.1 or this Section 13.2 shall relieve any party from liability for any breach of any representation or warranty or failure to comply with any covenant or agreement contained herein occurring prior to the termination of this Agreement.

ARTICLE 14

SHAREHOLDER REPRESENTATIVE

14.1 Shareholder Representative.

(a) The Company Shareholders hereby authorize, direct and appoint TII Shareholder Representative, LLC to act as the Shareholder Representative, with full power of substitution with respect to all matters under this Agreement, including, without limitation, determining, giving and receiving notices and processes hereunder, receiving distributions of the Merger Consideration to or for the benefit of the Company Shareholders, contesting and settling any and all claims for indemnification pursuant to this Agreement, resolving any other disputes hereunder, performing the duties expressly assigned to the Shareholder Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Shareholder Representative shall reasonably deem necessary or prudent in connection with the foregoing. The Shareholder Representative may request contributions in advance of making such expenditures. If it does not request a contribution in advance, the Company Shareholders will be liable on an Adjusted Pro Rata Basis to indemnify the Shareholder Representative for all such expenses, in accordance with Section 14.1(f). The Shareholder Representative shall have the sole and exclusive right on behalf of any Company Shareholder to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under this Agreement and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Shareholder Representative consistent herewith, shall be absolutely and irrevocably binding on each Company Shareholder as if such Company Shareholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Company Shareholder’s individual capacity, and no Company Shareholder shall have the right to object, dissent, protest or otherwise contest the same. Any action required to be taken by the Company Shareholders hereunder or any action which the Company Shareholders, at their election, have the right to take hereunder, shall be taken only by the Shareholder Representative and no Company Shareholder acting on its own shall be entitled to take any such action.

(b) The appointment of the Shareholder Representative as each Company Shareholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person or Persons to represent such Company Shareholder with regard to this Agreement, the Common Shares or the transactions contemplated hereby. The appointment of the Shareholder Representative as attorney-in-fact pursuant hereto is coupled with an interest and, subject to the removal and replacement procedure set forth in Section 14.1(d), is irrevocable. The obligations of each Company Shareholder pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Company Shareholder or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any Company Shareholder of the whole or any fraction of its interest in any payment due to it under this Agreement.

(c) Each Company Shareholder hereby waives all potential conflicts of interest arising out of the Shareholder Representative’s activities or authority as the Shareholder Representative and its relationships (or the relationships of its sole member, Fred Schulte) with the Company or any of its Subsidiaries or affiliates (whether before or after the Closing), whether as an employee, consultant, agent, director, officer, shareholder or other representative of the Company or any of its Affiliates.

(d) The term of the Shareholder Representative (the “Term”) shall commence on the date of this Agreement, and shall terminate upon the fifth anniversary of the Closing Date. During the Term, the Shareholder Representative shall be paid an annual fee of $5,000 (payable on the date hereof and on each anniversary until the end of the Term), and shall be paid an additional fee of $100/hr for time spent by its principals in performing the Shareholder Representative’s duties under this Agreement. The annual and hourly fees payable to the Shareholder Representative under this Section 14.1(d) are referred to collectively as the “Shareholder Rep Fees”.

(e) The Shareholder Representative may resign at any time by giving written notice of resignation, at least thirty (30) days prior to the effectiveness of such resignation, to Parent and the Company Shareholders. The Shareholder Representative may be removed at any time with or without cause by the approval of the holders of seventy-five percent (75%) of the Common Shares held by the Company Shareholders on the Closing Date (the “Approving Holders”); the Approving Holders shall promptly notify the Shareholder Representative in writing of such removal, and such removal shall be effective immediately upon the Shareholder Representative’s receipt of written notice. On the effective date of any such resignation or removal, the resigning or removed Shareholder Representative shall be discharged from its duties and obligations as the Shareholder Representative under this Agreement. On or prior to the effective date of any resignation or removal, the Approving Holders shall select a successor Shareholder Representative. In the case of a resigning Shareholder Representative, if no successor Shareholder Representative shall have been so appointed by the Approving Holders and shall have accepted such appointment (effective upon the effective date of resignation of the resigning Shareholder Representative), the resigning Shareholder Representative may (but shall not be obligated to), on behalf of the Approving Holders, appoint a successor Shareholder Representative. Upon its acceptance of appointment as the Shareholder Representative, such successor Shareholder Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning Shareholder Representative. After any resigning Shareholder Representative’s resignation or removal hereunder as the Shareholders’ Representative, the provisions of this Section 14.1 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Shareholder Representative. Any successor Shareholder Representative shall by means of execution of a counterpart hereof be bound by the terms of this Agreement applicable to the Shareholder Representative.

(f) Subject to the provisions hereof, TII Shareholder Representative, LLC hereby accepts the foregoing appointment and agrees to serve as the Shareholder Representative. The acceptance by the Shareholder Representative of the appointment is expressly subject to, and the Company Shareholders expressly acknowledge and agree to, the limitation of the liability of the Shareholder Representative as set forth below:

(i) The Shareholder Representative shall be obligated to perform only the duties specifically set forth in this Agreement and in this Agreement and shall have no implied duties or obligations.

(ii) THE SHAREHOLDER REPRESENTATIVE SHALL HAVE NO LIABILITY TO THE COMPANY SHAREHOLDERS FOR ANY ACT OR OMISSION IN THE ABSENCE OF WILLFUL MISCONDUCT ON THE PART OF SHAREHOLDER REPRESENTATIVE.

(iii) IN NO EVENT SHALL THE SHAREHOLDER REPRESENTATIVE BE LIABLE TO ANY COMPANY SHAREHOLDERS FOR SPECIAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGE OR LOST PROFITS OR LOSS OF BUSINESS.

(iv) The Shareholder Representative may rely and shall be protected in relying upon any document or instrument believed by the Shareholder Representative to be genuine (or to be a genuine copy, facsimile, email/PDF of such document or instrument) and to have been signed by any Person, and shall not be liable for any action taken or omitted in accordance with the provisions of such instrument.

(v) The Shareholder Representative may, from time to time (at the expense of the Company Shareholders, as provided in Section 14.1(a)), consult with legal counsel (including, without limitation, counsel that has previously represented the Company in connection with the transactions contemplated by this Agreement) with respect to any matter arising in connection with the rights or duties of the Shareholder Representative under this Agreement or any other document relating to the transactions contemplated by this Agreement, or in connection with the foregoing appointment, and shall not be liable to the Company Shareholders for, and shall be fully protected with respect to, any action taken or omitted in reliance upon the advice of such counsel.

(g) The Company Shareholders agree to indemnify, defend, and hold harmless the Shareholder Representative against, and promptly reimburse the Shareholder Representative the full amount of, any and all losses, claims, damages, liabilities, and expenses, including all costs of investigation and counsel fees, that may be imposed on or incurred by the Shareholder Representative in connection with its serving as Shareholder Representative under this Agreement or arising out of or in connection with the performance of its duties as Shareholder Representative. The obligation to indemnify shall include, without limitation, the following:

(i) Any and all costs, damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, taxes and tax liabilities (including penalty and interest), encumbrances and expenses (including, without limitation, attorneys’ fees, interest and penalties) suffered, sustained, incurred or paid by the Shareholder Representative; and

(ii) All costs and expenses (including, without limitation, attorneys’ fees, interest and penalties) incurred by the Shareholder Representative in connection with any action, proceeding, demand, assessment or judgment arising out of or incident to any of the matters for which indemnity is provided in this Agreement.

THE OBLIGATIONS OF COMPANY SHAREHOLDERS TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE SHAREHOLDER REPRESENTATIVE SHALL APPLY NOTWITHSTANDING THAT THE DAMAGE OR LOSS WITH RESPECT TO WHICH SUCH INDEMNIFICATION APPLIES IS CAUSED, IN WHOLE OR IN PART, BY ANY ACT OR OMISSION OF THE SHAREHOLDER REPRESENTATIVE (INCLUDING WITHOUT LIMIATATION THE NEGLIGENCE OR GROSS NEGLIGENCE OF THE SHAREHOLDER REPRESENTATIVE), BUT SHALL NOT APPLY TO DAMAGE OR LOSS RESULTING FROM THE WILLFUL MISCONDUCT OF THE SHAREHOLDER REPRESENTATIVE.

(h) The Company Shareholders expressly authorize and direct the Shareholder Representative to fund, from the Shareholder Rep Holdback, any Shareholder Rep Fees or any other amounts payable to the Shareholder Representative under this Agreement. The Company Shareholders shall be obligated to promptly fund their pro rata portion of any amounts payable to the Shareholder Representative pursuant to this Agreement that are in excess of the then funded Shareholder Rep Holdback, and the Company Shareholders’ respective liability therefor shall be determined on an Adjusted Pro Rata Basis. Furthermore, if at any time during the Term the Shareholder Representative determines that the funds remaining in the Shareholder Rep Holdback are insufficient to cover the Shareholder Rep Fees, any costs or expenses of the Shareholder Representative incurred or to be incurred in connection with the carrying out of its duties pursuant to this Agreement, and any other amounts payable to the Shareholder Representative under this Agreement, the Shareholder Representative shall have the right to require the Company Shareholders to provide additional funds to replenish the Shareholder Rep Holdback; provided, that in the event of such a request, the Company Shareholders shall be obligated to promptly fund their pro rata portion of such requested funding on an Adjusted Pro Rata Basis; and provided further, that in no event shall the balance of the Shareholder Rep Holdback exceed $1,500,000 unless approved in writing by the Approving Holders.

(i) The Shareholder Rep Holdback shall be deposited in an interest bearing account in the name of the Shareholder Representative (the “Holdback Account”), and shall be applied by the Shareholder Representative in accordance with this Agreement and the Escrow Agreement. Upon expiration of the Term, the remaining balance of the Shareholder Rep Holdback shall be paid to the Company Shareholders on a pro rata basis, in accordance with each Company’s Shareholder’s respective aggregate contributions to the Shareholder Rep Holdback. If the Shareholder Representative resigns or is removed: (A) control of the Holdback Account shall transfer to the successor Shareholder Representative, the resigning or removed Shareholder Representative shall execute and deliver any documentation necessary to transfer sole control of the Holdback Account to its successor, and (B) the resigning or removed Shareholder Representative shall prepare and deliver to its successor an accounting of the Holdback Account, demonstrating in reasonable detail all contributions to and disbursements from the Holdback Account through the date of resignation or removal.

(j) Without limiting any other provision of this Article 14, the Company Shareholders shall be obligated to designate and maintain, at all times from the Closing through the expiration of the Term, a Shareholder Representative with the power and authorities described in this Article 14. Any third party (including the Surviving Corporation and Parent) may rely upon any such decision, waiver, consent, instruction or other action of the Shareholder Representative as being the decision, waiver, consent, instruction or other action of each and every Company Shareholder.

ARTICLE 15

DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified:

“Acquisition Proposal” has the meaning set forth in Section 5.7.

“Acquisition Proposal Inquiry” has the meaning set forth in Section 5.7.

“Acquisition Proposal Notice” has the meaning set forth in Section 5.7.

“Adjusted Merger Consideration” means the sum of the following: (i) the Merger Consideration, plus (ii) the Post-Closing Working Capital Adjustment (which may be a negative number), plus (iii) the amount of Cash on Hand (which may be a negative number), plus (iv) the Post-Closing Indebtedness Adjustment (which may be a negative number).

“Adjusted Pro Rata Basis” means, with respect to a Company Shareholder, an amount (reflected as a percentage) equal to the quotient obtained by dividing (i) the number of Common Shares (determined on a fully diluted basis) held by such Company Shareholder as of immediately prior to the Effective Time, by (ii) the total number of Common Shares (determined on a fully diluted basis) outstanding as of immediately prior to the Effective Time.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, Liabilities, obligations, Taxes, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses and any other amounts pain in investigation, defense or settlement of the foregoing.

“Affected Employees” has the meaning set forth in Section 7.4(a).

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is in common control with, any other Person. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local or foreign law.

“Aggregate Escrow Amount” means an amount equal to the sum of the Working Capital Escrow Amount, the Indemnity Escrow Amount and the CBT Escrow Amount.

“Agreement” has the meaning set forth in the introductory paragraph.

“Applicable Laws” has the meaning set forth in Section 4.7(b).

“Approving Holders” has the meaning set forth in Section 14.1(d).

“Burdick Guaranty” has the meaning set forth in Section 6.1(l).

“Canadian Reorganization” means (i) the distribution of all of the issued and outstanding equity interests of Thermon Canada, Inc. by Thermon Manufacturing Corporation to the Company and obtaining a certificate from the Canada Revenue Agency under Section 116 of the Income Tax Act waiving any withholding tax obligations in connection therewith and (ii) the obtaining of all necessary consents and the giving of all required notices in connection with the contribution of substantially all of the assets of Thermon Canada, Inc. to a newly formed Canadian limited partnership wholly-owned by Thermon Canada, Inc. following the Closing.

“Cash on Hand” means all cash and cash equivalents of the Company and its Subsidiaries, as of 11:59 p.m. Austin, Texas time on the business day preceding the Closing Date (but without giving effect to any changes, including, without limitation, any purchase accounting adjustments, which arise solely as a result of the Merger), determined in accordance with GAAP. For the avoidance of doubt, Cash on Hand as of 11:59 p.m. Austin, Texas time on the business day preceding the Closing Date may be a negative number, shall be calculated net of wires in transit and issued but uncleared checks and drafts and shall not include cash in an aggregate amount of up to the Holdback Amount.

“Cash Short-Fall Amount” means the amount, if any, by which Cash on Hand is less than the Holdback Amount.

“CBT Escrow Amount” means an amount equal to $2,000,000.

“CBT Escrow Funds” means, as of any date of determination, the excess (if any) of the CBT Escrow Amount minus the sum of all distributions and other payments to any Person from the Escrow Account relating to the CBT Escrow Amount paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination (other than distributions of Income (as defined in the Escrow Agreement)).

“CERCLA” has the meaning set forth in Section 4.18(d).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Certificates” has the meaning set forth in Section 2.2(c).

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 2.4(b).

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Working Capital” means an amount equal to the sum of (i) the Company’s and its Subsidiaries’ consolidated accounts receivable (other than Income Tax receivables), plus current notes receivable, plus inventory, plus cost in excess of billings (net), plus prepaid expenses, minus the sum of (ii) the Company’s and its Subsidiaries’ accounts payable (other than any Income Tax Payables), plus accrued liabilities general, plus accrued incentive plus accrued reorganization cost. Closing Working Capital shall be calculated in a manner consistent with the example formulation set forth on Exhibit A hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Merger Consideration” means an amount equal to the quotient of (x) the Merger Consideration divided by (y) (i) the total number of Common Shares outstanding, plus (ii) the total number of Common Shares that would be issued assuming the cashless exercise of all outstanding Options, minus (iii) the total number of Rollover Common Shares.

“Common Share” means each share of Common Stock that is issued and outstanding immediately prior to the Effective Time.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the recitals.

“Company Intellectual Property” means any and all Intellectual Property owned by or used by the Company or any of its Subsidiaries.

“Company Shareholders” has the meaning set forth in the recitals.

“Contract” has the meaning set forth in Section 4.12.

“Customs & International Trade Laws” means any law, statute, Executive Order, regulation, rule, permit, license, directive, ruling, order, decree, ordinance, award, or other decision or requirement having the force or effect of law, of any arbitrator, court, government or government agency or instrumentality (domestic or foreign), concerning the importation of merchandise, the export or reexport of products (including technology and services), the terms and conduct of international transactions, and making or receiving international payments, including but not limited to the Tariff Act of 1930 as amended and other laws and programs administered or enforced by the U.S. Customs and Border Protection, the U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act as amended, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Money Laundering Control Act of 1986 as amended, requirements for the marking of imported merchandise, prohibitions or restrictions on the importation of merchandise made with the use of slave or child labor, the Foreign Corrupt Practices Act as amended, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement and other free trade agreements to which the United States is a party, antidumping and countervailing duty laws and regulations, and laws and regulations adopted by the governments or agencies of other countries concerning the ability of U.S. persons to own businesses or conduct business in those countries, restrictions by other countries on holding foreign currency or repatriating funds, or otherwise relating to the same subject matter as the United States statutes and regulations described above.

“Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 4.

“Disclosure Schedule Update” has the meaning set forth in Section 5.8.

“Dissenting Shares” has the meaning set forth in Section 2.7.

“Draft Balance Sheet” has the meaning set forth in Section 1.4(b).

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plans” has the meaning set forth in Section 4.16.

“Environmental and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, as such of the foregoing are enacted or in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 2.1(c)(i).

“Escrow Agreement” has the meaning set forth in Section 2.1(c)(i).

“Escrow Funds” means, collectively, the Working Capital Escrow Amount, the Indemnity Escrow Funds and the CBT Escrow Funds.

“Estimated Cash on Hand” means the total amount of Cash on Hand as estimated in good faith by the Company and set forth in a statement delivered to Parent at least three days before the Closing Date and subject to the reasonable approval of Parent.

“Estimated Indebtedness” means the total amount of Indebtedness (assuming repayment of all Indebtedness in full after giving effect to any fees, premiums, penalties and other amounts to be incurred as a result of such payment) as of the Closing Date as estimated in good faith by the Company and set forth in a statement delivered to Parent at least three days before the Closing Date and subject to the reasonable approval of Parent.

“Final Indebtedness” means the total amount of Indebtedness set forth on the Closing Balance Sheet.

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Fixed Assets” has the meaning set forth in Section 4.10.

“Foreign Monopoly Laws” means filings and consents under any applicable foreign laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Former Suitor” has the meaning set forth in Section 5.7.

“Franco Basket” has the meaning set forth in Section 9.2(j).

“GAAP” means, with respect to the Company and its U.S. Subsidiaries, United States generally accepted accounting principles as in effect from time to time and, with respect to the Company’s foreign Subsidiaries, generally accepted accounting principles as in effect from time to time in the applicable country or jurisdiction for such Subsidiary.

“General Expiration Date” has the meaning set forth in Section 10.1.

“Governing Documents” means, as to any Person, the articles of incorporation or certificate of incorporation and code of regulations and/or bylaws (if such Person is a corporation); the partnership agreement and partnership certificate (if such Person is a partnership); the articles of organization and operating agreement (if such Person is a limited liability company); the trust instruments (if such Person is a trust); and other documents relating to and establishing or governing the existence and legal operation of such Person, of any type or nature, each as amended to date.

“Hazardous Substances” means all materials, substances and wastes classified, characterized or regulated as “hazardous” or “toxic,” or for which liability or standards of conduct can be imposed ,under any Environmental and Safety Requirements, including without limitation all pollutants, contaminants, pesticides, petroleum products and byproducts, asbestos, polychlorinated biphenyls and radioactive materials.

“Holdback Amount” means the aggregate amount of the letter of credit and bank guarantee obligations set forth on the Letters of Credit and Bank Guarantees Schedule attached hereto.

“Holdback Account” has the meaning set forth in Section 14.1(i).

“HSR Act” means the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended.

“Income Tax” means any Tax imposed on or measured by income, and any franchise Tax imposed in lieu thereof.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligations of the Company or any of its Subsidiaries consisting of (i) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (other than trade payables and accrued expenses which are reflected in Closing Working Capital arising in the Ordinary Course of Business), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) obligations under any interest rate, currency or other hedging agreements, (iv) any commitment by which the Company or any of its Subsidiaries assures a creditor against loss (excluding, subject to Section 2.10, contingent reimbursement obligations with respect to letters of credit, surety bonds and bank guarantees (but, with respect to letters of credit and bank guarantees, only to the extent such letters of credit and bank guarantees are set forth on the Letters of Credit and Bank Guarantees Schedule)), (v) any indebtedness guaranteed (without duplication) in any manner by the Company or any of its Subsidiaries (excluding, subject to Section 2.10, letters of credit, surety bonds and bank guarantees (but, with respect to letters of credit and bank guarantees, only to the extent such letters of credit and bank guarantees are set forth on the Letters of Credit and Bank Guarantees Schedule)), (vi) any liabilities or obligations under capitalized leases with respect to which the Company or any of its Subsidiaries is liable, contingently or otherwise, as obligor, guarantor or otherwise or with respect to which obligations the Company or any of its Subsidiaries assures a creditor against loss (except to the extent included in the calculation of Closing Working Capital), (vii) any indebtedness or liabilities secured by a Security Interest on the Company’s or any of its Subsidiaries’ assets (viii) any amounts owed by the Company or any of its Subsidiaries to any Person under any noncompetition, consulting or deferred compensation arrangements and (ix) any “success fees” or bonuses, or severance payments arising from or otherwise triggered by the transactions contemplated by this Agreement, and any amounts payable to offset any excise Taxes imposed under Section 4999 of the Code and any related income Taxes. Notwithstanding the foregoing, “Indebtedness” shall not include any obligations under operating leases.

“Indemnified Party” has the meaning set forth in Section 11.1.

“Indemnifying Party” has the meaning set forth in Section 11.1.

“Indemnity Basket” has the meaning set forth in Section 10.2.

“Indemnity Escrow Amount” means an amount equal to $7,550,000.

“Indemnity Escrow Funds” means, as of any date of determination, the excess (if any) of the Indemnity Escrow Amount minus the sum of all distributions and other payments to any Person from the Escrow Account relating to the Indemnity Escrow Amount paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination (other than distributions of Escrow Income (as defined in the Escrow Agreement) pursuant to the Escrow Agreement).

“Independent Accountants” has the meaning set forth in Section 2.4.

“India Basket” has the meaning set forth in Section 10.3(e).

“Institute” has the meaning set forth in Section 12.3.

“Intellectual Property” means, on a worldwide basis, all patents, trademarks, tradenames, service marks, trade dress, copyrights, mask works, Internet domain names, and any registrations and applications therefor, along with all inventions (whether or not patentable), works of authorship (whether or not copyrightable), know how, trade secrets and other confidential information, manufacturing processes, formulae, technical information, specifications, data, technology, software (including, without limitation, source code, executable code, data files, databases, and related documentation), plans and drawings, and other intellectual property, and including all copies and tangible embodiments thereof in whatever form or medium.

“Knowledge of the Company” and all similar phrases relating to facts designated herein as known to the Company means the actual knowledge of the following six (6) individuals after due inquiry or investigation: Mark Burdick, Richard Burdick, David Ralph, George Alexander, Rodney Bingham and Richard Hageman.

“Letters of Credit and Bank Guarantees Schedule” has the meaning set forth in Section 2.10.

“Letters of Transmittal” has the meaning set forth in Section 6.1(i).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“LLC Agreement” means that certain Limited Liability Company Agreement of Parent, to be dated on or about the Closing Date, by and among the Management Shareholders, Parent and the other equityholders of Parent, as the same may be amended, restated and modified from time to time.

“Management Shareholder” means any Company Shareholder who is an employee of the Company or any of its Subsidiaries who signs the Rollover Documents prior to the Closing.

“Material Adverse Effect” means a material and adverse effect on the condition (financial or otherwise), properties, business or results of operations of the Company, or on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided, however, such material and adverse effect shall exclude (a) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company participates, the U.S. economy as a whole or the capital markets in general or the markets in which the Company operates which does not disproportionately affect the Company; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to the reaction of employees, customers or suppliers of the Company to the public announcement of the transactions contemplated by this Agreement; or (c) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change required by generally accepted accounting principles, in accounting requirements or principles which does not disproportionately affect the Company.

“Material Vendors” has the meaning set forth in Section 4.22(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Most Recent Balance Sheet” means the balance sheet included in the Most Recent Financial Statements.

“Most Recent Financial Statements” has the meaning set forth in Section 4.5(a).

“Most Recent Fiscal Period End” has the meaning set forth in Section 4.5(a).

“Negotiators” has the meaning set forth in Section 12.2(a).

“Non-Compete Agreement” has the meaning set forth in Section 6.1(j).

“Option(s)” has the meaning set forth in Section 2.3.

“Option Benefit Amount” means an amount equal to the aggregate exercise price of all of the Options and Warrants, regardless of whether exercised or cancelled.

“Option Cancellation Agreement” has the meaning set forth in Section 6.1(k).

“Option Holder” has the meaning set forth in Section 2.3.

“Option Payments” has the meaning set forth in Section 2.3.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.

“Parent” has the meaning set forth in the introductory paragraph.

“Parent Indemnified Parties” has the meaning set forth in Section 9.2.

“Parties” and “Party” have the meaning set forth in the introductory paragraph.

“Payment Fund” has the meaning set forth in Section 2.1(c).

“Permitted Encumbrances” has the meaning set forth in Section 4.9(a)(i).

“Person” means a natural person, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

“Post-Closing Indebtedness Adjustment” means (i) the amount by which Estimated Indebtedness exceeds Final Indebtedness or (ii) the amount by which Final Indebtedness exceeds Estimated Indebtedness, in each case, if applicable; provided, that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.

“Post-Closing Working Capital Adjustment” means (i) the amount by which Closing Working Capital exceeds $32,590,000.00 or (ii) the amount by which $32,590,000.00 exceeds Closing Working Capital, in each case, if applicable; provided, that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.

“Reasonable Best Efforts” or phrases similar thereto means the reasonable commercial efforts that a prudent Person desirous of achieving a result would use in similar circumstances in an effort to ensure that such result is achieved as expeditiously as reasonably possible. As used herein, the term “Reasonable Best Efforts” shall not include any obligation on the part of the Company Shareholders or the Company to agree to any material adverse modification of the terms of any document or contractual arrangement or to repay or incur additional material obligations to any Person that would be effective prior to the Closing or to pay any monetary amount or other expenses exceeding, in the aggregate, $50,000 in furtherance of such efforts.

“Requisite Shareholder Approval” means the affirmative vote or consent of a majority of the issued and outstanding Common Shares.

“Rollover Common Share Value” means the product of (x) (i) the Merger Consideration (calculated without regard to any reduction thereof by the Rollover Common Share Value) divided by (ii) (A) the total number of Common Shares outstanding plus (B) the total number of Common Shares that would be issued assuming the cashless exercise of all outstanding Options times (y) the total number of Rollover Common Shares.

“Rollover Common Shares” means the aggregate number of Common Shares held by Management Shareholders which are being contributed to Thermon Holdings in exchange for Class A Units of Thermon Holdings pursuant to and in accordance with the Rollover Documents. For the avoidance of doubt, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or Management Shareholders, at the Effective Time, each Rollover Common Share shall remain outstanding and shall be converted into and become one share of the common stock of the Surviving Corporation.

“Rollover Documents” means (a) that certain Stock Purchase and Exchange Agreement entered into by and among the Management Shareholders and Parent and (b) the LLC Agreement entered into by and among the Management Shareholders, Parent and the other equityholders of Parent and the other agreements referred to therein.

“Rules” has the meaning set forth in Section 12.3.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (a) mechanic’s and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and (c) purchase money liens and liens securing rental payments under capital lease arrangements.

“Seller Expenses” means the collective amount of all unpaid out-of-pocket fees, costs and expenses of the Company, or on behalf of the Company Shareholders, in connection with the sale of the Company or any of its Subsidiaries payable by the Company or any of its Subsidiaries to outside legal counsel, accountants, advisors, brokers, investment bankers and other third parties.

“Seller Indemnified Parties” has the meaning set forth in Section 9.2.

“Shareholder Rep Fees” has the meaning set forth in Section 14.1(d).

“Shareholder Rep Holdback Amount” has the meaning set forth in Section 2.2(a).

“Shareholder Representative” has the meaning set forth in the introductory paragraph.

“Shortfall Amount” has the meaning set forth in Section 2.4(d).

“Subsidiaries” has the meaning set forth in Section 4.2(b).

“Surveys” has the meaning set forth in Section 8.1(p).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any federal, state, local or foreign income, gross receipts, gross income, capital gains, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Benefit” has the meaning set forth in Section 11.3(a).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TBCA” has the meaning set forth in the recitals.

“TBOC” has the meaning set forth in the recitals.

“Term” has the meaning set forth in Section 14.1(d).

“Thermon Holdings” has the meaning set forth in the recitals.

“Third Party Claim” has the meaning set forth in Section 11.1.

“Title Commitments” has the meaning set forth in Section 8.1(n).

“Title Company” has the meaning set forth in Section 8.1(n).

“Title Policies” has the meaning set forth in Section 8.1(o).

“Transfer Taxes” has the meaning set forth in Section 16.11.

“Working Capital Escrow Amount” means an amount equal to $4,000,000.

ARTICLE 16

MISCELLANEOUS

16.1 Press Releases and Public Announcements. None of Parent, Merger Sub, the Company, the Shareholder Representative or the Company Shareholders shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Parent and the Company. After the Closing, the Shareholder Representative and the Company Shareholders shall not issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Parent and the Company. Notwithstanding the foregoing, Parent shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to authorized representatives and employees of Parent or its Subsidiaries or Affiliates, (ii) in connection with summary information about Parent’s or any of Parent’s Affiliates financial condition, (iii) to any of Parent’s Affiliates, auditors, attorneys, financing sources, potential investors or other agents, (iv) to any bona fide prospective purchaser of the equity or assets of Parent or its Affiliates and (v) as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; provided that in the case of disclosures made pursuant to clauses (i) through (v), the recipient is informed of the confidential nature of such information.

16.2 No Third-Party Beneficiaries. Except as set forth in Article 9, this Agreement and the other agreements, certificates and instruments contemplated hereby shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

16.3 Entire Agreement. This Agreement, including the documents referred to herein, constitutes the entire agreement among the Parties and supersedes all prior understandings, agreements and representations by or among the Parties, written or oral, to the extent relating in any way to the subject matter hereof; provided, however, that the confidentiality letter agreement dated October 17, 2006 between Parent and the Company shall not be deemed superseded hereby.

16.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that either of Parent or Merger Sub may assign its rights under this Agreement to (i) any Affiliate of Merger Sub or Parent, (ii) any purchaser of all or substantially all of the assets of Merger Sub or Parent or (iii) to lenders of Merger Sub or Parent as collateral security for borrowings, at any time whether prior to or following the Closing Date, and in each such case Merger Sub or Parent will nonetheless remain liable for all of its obligations hereunder.

16.5 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. A facsimile or electronic delivery of the signature pages hereto shall be deemed an original for all purposes hereof.

16.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

16.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if it is sent by facsimile or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered by facsimile, or if mailed, two (2) days after the date of mailing and addressed to the intended recipient as set forth below:

If to the Company:		Thermon Industries, Inc.
100 Thermon Drive
San Marcos, TX 78666
Telephone: (512) 396-5801
Fax: (512) 754-2434
Attention: Mark R. Burdick

Copy (which shall not constitute notice) to:		Winstead PC
401 Congress Avenue, Suite 2100
Austin, Texas 78701
Telephone: (512) 370-2800
Fax: (512) 370-2850
	Attention:	J. Rowland Cook, Esq.
John A. Menchaca, II, Esq.

If to the Shareholder Representative:	TII Shareholder Representative, LLC
100 Thermon Drive
San Marcos, TX 78666
Telephone: (512) 396-5801
Fax: (512) 754-2434
	Attention:	Fred Schulte

Copy (which shall not constitute notice) to:	Winstead PC 401 Congress Avenue, Suite 2100
Austin, Texas 78701
Telephone: (512) 370-2800
Fax: (512) 370-2850
	Attention:	J. Rowland Cook, Esq.
John A. Menchaca, II, Esq.

Dwyer Murphy Calvert LLP
700 Lavaca Street, Suite 1020
Austin, Texas 78701
Telephone: (512) 610-9620
Fax: (512) 610-1131
	Attention:	Kelly J. Dwyer

If to Parent or Merger Sub:	c/o Audax Management Company, LLC
101 Huntington Avenue
Boston, MA 02199
Telephone: (617) 859-1500
Fax: (617) 859-1600
	Attention:	Oliver Ewald
Steve Loose

Copies (which shall not constitute notice) to:	Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861 2000
Fax: (312) 861-2200
	Attention:	Jeffrey Seifman, P.C.
Robert A. Wilson

and

c/o Audax Management Company, LLC
101 Huntington Avenue Boston, MA 02199
Telephone: (617) 859-1500
Fax: (617) 859-1600
	Attention:	General Counsel

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

16.8 Governing Law, Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State Texas. Each Party hereby agrees that in respect of the transactions contemplated hereby, not to assert any claim, action suit or proceeding in any court except as provided in this Section 11.16.

16.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, the Company, and the Shareholder Representative. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

16.11 Expenses. Except for the Company’s and Parent’s obligation pursuant to Section 5.2 to pay fees, cost and expenses related to the Parties’ compliance with the HSR Act or Foreign Monopoly Laws, each Party will bear its own fees and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. All sales and transfer taxes, conveyance fees, recording charges and similar taxes, fees and charges imposed as a result of the sale or transfer of the real property to Parent or the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) shall be paid by the Company. The Company and Parent shall cooperate in making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any such Transfer Taxes payable in connection therewith.

16.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

16.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement (including the Disclosure Schedule) are incorporated herein by reference and made a part hereof. Any disclosure by the Company in any Schedule attached hereto shall constitute a disclosure under each other Schedule referred to herein, whether or not such disclosure is specifically referenced within such other Schedule, if and only if such disclosure’s applicability to such other Schedule is reasonably apparent on the disclosure’s face.

16.14 Interpretation. As used in this Agreement, (a) “including” means “including, without limitation”; and (b) all dollar amounts are expressed in United States funds. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

16.15 Specific Performance. Each of the Company Shareholders, the Shareholder Representative, the Company, Merger Sub and Parent acknowledge that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only pursuant to Article 9 but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

16.16 Cash Management System. Prior to the Effective Time, the parties shall jointly work in good faith in order to structure the Company’s and its Subsidiaries’ cash management system such that the Company and its Subsidiaries shall have sufficient excess cash and immediate availability, as of immediately following the Effective Time, under one or more lines of credit to fund the worldwide working capital requirements of the Company and its Subsidiaries.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the date first above written.

PARENT:

THERMON HOLDING CORP.

By:	/s/ Steven R. Loose
	Name:	Steven R. Loose
	Its:	President

MERGER SUB:

THERMON MERGER CORP.

By:	/s/ Steven R. Loose
	Name:	Steven R. Loose
	Its:	President

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the date first above written.

COMPANY:

THERMON INDUSTRIES, INC.

By:	/s/ Mark Burdick
	Name:	Mark Burdick
	Its:	Treasurer

RICHARD L. BURDICK:

/s/ Richard L. Burdick

MARK R. BURDICK:

/s/ Mark R. Burdick

BURDICK INTERESTS, LTD.:

By:	/s/ Mark Burdick
	Name:	Mark Burdick
	Its:	General Partner

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the date first above written.

GEORGE ALEXANDER:

/s/ George Alexander

RODNEY BINGHAM:

/s/ Rodney Bingham

RICHARD HAGEMAN:

/s/ Richard Hageman

DAVID RALPH:

/s/ David Ralph

SHAREHOLDER REPRESENTATIVE:

TII SHAREHOLDER REPRESENTATIVE, LLC

By:	/s/ Fred Schulte
Its: